Exhibit 99.1

Q2	2022

Management’s Discussion and Analysis

FOR THE PERIOD ENDED JUNE 30, 2022

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and six months ended June 30, 2022 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2021 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to August 11, 2022 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

Record Operating Results

Another record quarter in terms of net income, revenue and Attributable Gold Equivalent ounces1.

•	Record net income for the three and six months ended June 30, 2022 was $39.7 million and $48.8 million, respectively, compared with $8.6 million and $13.6 million for the comparable periods in 2021.

•

Record Attributable Gold Equivalent ounces[1] (as defined hereinafter), for the three and six months ended June 30, 2022 were 19,276 ounces and 38,017 ounces, respectively, compared with 18,004 ounces and 35,448 ounces for the comparable periods in 2021.

•	Record revenue for the three and six months ended June 30, 2022 was $36.0 million and $71.3 million, respectively, compared with $26.4 million and $57.4 million for the comparable periods in 2021.

•

Cash flows from operating activities, excluding changes in non-cash working capital[1], for the three and six months ended June 30, 2022 were $21.9 million and $48.6 million, respectively, compared with $17.6 million and $40.5 million for the comparable periods in 2021.

•

Cost of sales, excluding depletion, for the three and six months ended June 30, 2022 were $5.3 million and $10.6 million, respectively, compared with $4.1 million and $9.4 million for the comparable periods in 2021.

•

Average cash costs[1] for the three and six months ended June 30, 2022 of $273 and $278 per Attributable Gold Equivalent ounce[1], respectively, compared with $227 and $266 per Attributable Gold Equivalent ounce[1] for the comparable period in 2021.

•

Cash operating margins[1] for the three and six months ended June 30, 2022 were $1,593 and $1,598 per Attributable Gold Equivalent ounce[1], respectively, compared with $1,569 and $1,521 per Attributable Gold Equivalent ounce[1] for the comparable periods in 2021

1	Refer to section on non-IFRS and other measures of this MD&A.

Transformative Acquisitions

Nomad and BaseCore propel the Company forward in both size and scale while solidifying Sandstorm’s position amongst its peers as the go-to streaming and royalty company.

•

In July 2022, the Company closed its previously announced agreement to acquire nine royalties and one stream from BaseCore Metals LP for $425 million in cash and approximately 13.5 million common shares of Sandstorm. The royalty package includes exposure to high quality, long-life assets of which three are on currently producing interests.

•

On August 9, 2022, the shareholders of both the Company and Nomad Royalty Company Ltd. approved the previously announced agreement whereby Sandstorm agreed to acquire all of the issued and outstanding common shares of Nomad. Nomad is a high-growth precious metals-focused royalty company with a portfolio of 20 royalty and stream assets, of which seven are on currently producing mines. Through the Nomad acquisition, Sandstorm adds several high-quality and low-cost assets. With several assets in active development, Nomad’s portfolio adds meaningful increases to Sandstorm’s production in both the near and long-term. The acquisition is subject to certain customary conditions and expected to close in August 2022.

•	Key highlights of the transactions include:

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Considerable upsize to Sandstorm’s scale: The transactions are expected to substantially increase the Company’s scale and size, cementing Sandstorm’s status as one of the largest, highest-growth, and most liquid mid-tier royalty and streaming company.

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Precious metals focused with exceptional assets: The addition of several high quality and low-cost assets fortifies Sandstorm’s focus on gold, silver, and copper exposure. By 2025, Sandstorm’s revenue is expected to be nearly 90% precious metals.

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Significant growth: Sandstorm expects its production to grow more than 85% between 2022 and 2025. The transactions add several development stage assets contributing to this growth including Greenstone, Platreef, and Cortez (Robertson deposit).

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Portfolio diversification: On completion of the transactions, Sandstorm’s resulting portfolio will total 250 streams and royalties, of which 39 of the underlying assets will be cash-flowing with no asset contributing more than 15% to the Company’s consensus net asset value.

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Increase to long-term guidance: The transactions increase Sandstorm’s 2022 production guidance by approximately 22% from 65,000–70,000 Attributable Gold Equivalent ounces[1] to 80,000–85,000 and increase long-term production guidance by 55% from 100,000 to 155,000 in 2025.

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Strengthening Sandstorm’s partnership with Horizon Copper: Furthering Sandstorm’s strategy to acquire precious metal streams on high-quality copper assets, Sandstorm will sell a portion of a copper royalty to Horizon and retain a silver stream, adding diversification and size to Horizon’s growing copper portfolio, while increasing Sandstorm’s precious metal exposure.

1	Refer to section on non-IFRS and other measures of this MD&A.

Horizon Copper

Horizon to become a key strategic partner with multiple high-quality assets.

•

In July 2022, the Company signed definitive agreements with Royalty North Partners Ltd. (to be renamed Horizon Copper) to spin out a number of its assets and retain gold and silver streams along with a portion of debt and equity interest in Horizon. These transactions further reposition Sandstorm as a pure-play precious metals royalty and streaming company.

•

Horizon Copper’s business intent is to become an aggressive consolidator of quality copper assets. Upon completion of the various agreements, Horizon Copper’s newly formed portfolio will have exposure to multiple high-quality and low-cost copper assets. Key transaction highlights include:

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Hod Maden and Entrée Resources: In consideration for transferring Sandstorm’s 30% interest in Hod Maden and its equity interest in Entrée Resources, Sandstorm receives a flagship Gold Stream on Hod Maden and a portion of debt and equity in Horizon Copper.

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Antamina: Sandstorm has entered into an agreement with Horizon Copper to sell a portion of the Antamina copper royalty acquired in the BaseCore acquisition and in consideration receive a combination of a silver stream, debt, equity, and cash.

•

On closing, Horizon Copper will be positioned as a competitive copper company with a portfolio of high-quality cash-flowing and development stage copper assets. This transformative transaction provides Horizon Copper with the size and scale required to grow and diversify the company, further strengthening the strategic partnership opportunities with Sandstorm.

Sandbox Royalties and Other

Unlocking value, upsized credit facility, Mercedes Gold Stream and dividends.

•

In April 2022, the Company closed its previously announced $60 million financing package with Bear Creek Mining to facilitate its acquisition of the producing Mercedes gold-silver mine in Mexico from Equinox Gold Corp. The financing package included a $37.5 million Gold Stream and a $22.5 million convertible debenture.

•

In June 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox Royalties for $65 million. Final terms of the portfolio sale included 34 million common shares of Sandbox at a price of CAD0.70 per share, a $15 million cash payment and a $31.4 million 10-year secured convertible promissory note. With the creation of Sandbox, a diversified royalty company, Sandstorm is taking royalties that don’t currently receive their warranted value within Sandstorm’s existing portfolio and surfacing their value so that our shareholders can benefit now.

•	In June 2022, the Company declared its third dividend of CAD0.02 per share, which was paid on July 29, 2022.

•

In July 2022, Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $500 million with an additional uncommitted accordion of up to $125 million, for a total of up to $625 million. The facility maintains its sustainability-linked performance targets.

Overview

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)1 production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. Upon closing the Nomad Acquisition (defined herein), the Company will have 250 Streams and royalties, of which 39 of the underlying mines are producing.

1	Refer to section on non-IFRS and other measures of this MD&A.

Outlook

Contingent upon closing of the Nomad Acquisition (defined herein), attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”)1 are forecasted to be between 80,000–85,000 ounces in 2022. Subject to the conversion of the Hod Maden interest into a Gold Stream and the closing of the Nomad Acquisition, the Company is forecasting Attributable Gold Equivalent production to be 155,000 ounces in 2025.

1	Refer to section on non-IFRS and other measures of this MD&A

Recent Transactions

Nomad Royalty Company

In May 2022, the Company and Nomad Royalty Company Ltd. (“Nomad”) entered into a definitive agreement whereby Sandstorm agreed to acquire all of the issued and outstanding common shares of Nomad pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Nomad Acquisition”). Pursuant to the terms of the Nomad Acquisition, Nomad shareholders will receive consideration of 1.21 Sandstorm common shares for each Nomad common share held. Having received the approval of both sets of shareholders, the Nomad Acquisition is expected to close in August 2022 (subject to receipt of all applicable court approvals and other customary conditions).

Nomad is a high-growth precious metals-focused royalty company with a portfolio of 20 royalty and stream assets, of which seven are on currently producing mines. Through the Nomad Acquisition, Sandstorm adds several high-quality and low-cost assets. With several assets in active development, Nomad’s portfolio adds meaningful increases to Sandstorm’s production in both the near and long-term. Nomad’s portfolio further diversifies Sandstorm’s portfolio while increasing exposure to gold and silver. Sandstorm expects Nomad’s production to grow to approximately 40,000 Attributable Gold Equivalent ounces1 by 2025, with key assets including:

1	Refer to section on non-IFRS and other measures of this MD&A

PLATREEF

Platreef is a development stage project located in South Africa, majority owned by Ivanhoe Mines Ltd., that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization. It currently ranks as one of the largest precious metal deposits under development and has the potential to be one of the industry’s largest and lowest-cost primary platinum group metals producers. Upon closing, Sandstorm will hold a Gold Stream entitling it to purchase 37.5% of gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability of 80% and ongoing payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.

GREENSTONE

The Greenstone project, jointly owned by Equinox Gold Corp. (“Equinox” or “Equinox Gold”) (60%) and Orion Mine Finance (40%), is a past-producing gold mine located in Ontario, Canada. A Feasibility Study was released in December 2020 outlining the design of an open-pit mine producing more than 5 million ounces over an initial 14-year mine life. Full-scale construction began at the project in October 2021, with first gold pour currently targeted for the first half of 2024. Upon closing, Sandstorm will hold a Gold Stream entitling it to purchase 2.375% of the gold produced from the property, until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an on-going per ounce cash payment of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs. In July 2022, Equinox announced that the Greenstone project is 35% complete and remains on schedule and on budget as reported in Equinox’s October 27, 2021 news release.

CORTEZ COMPLEX (ROBERTSON DEPOSIT)

Robertson is a development stage deposit part of the Cortez Mine Complex in Nevada, jointly owned by Barrick Gold Corp (“Barrick”) (61.5%) and Newmont Mining Corp (38.5%). Robertson is currently being qualified by Barrick as an emerging tier two gold asset (defined by Barrick as an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve). Upon closing, Sandstorm will hold a sliding scale NSR royalty between 1.0%–2.25% based on the average quarterly gold price.

BONIKRO

The Bonikro gold mine is a producing gold-silver mine located in Cotê d’Ivoire. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced. Upon closing, Sandstorm will hold a variable Gold Stream on the Bonikro mine, whereby it will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 ounces of gold have been delivered, then 2% thereafter. Under the agreement, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered.

CASERONES

The Caserones copper mine is an open-pit operation located in the Atacama region of Chile, owned and operated by Minera Lumina Copper Chile, which is indirectly owned by JX Nippon Mining & Metals Corporation. The Caserones mine has over five years of operational history. In 2020, the Caserones mine produced 127,000 tonnes of copper and 2,453 tonnes of molybdenum. The mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure and is expected to produce significant volumes of copper and molybdenum over the long-term. Upon closing, Sandstorm’s royalty interest will be an effective 0.63% NSR royalty on the Caserones mine (at copper prices above $1.25 per pound).

BLYVOOR

The Blyvoor gold mine is an underground operation located on the Witwatersrand gold belt, South Africa, and commenced production in 1942. In June 2021, an updated National Instrument 43-101 Technical Report was filed on the Blyvoor mine outlining a 22-year mine life with 5.5 million ounces of gold in Proven and Probable Mineral Reserves (18.84 million tonnes at 9.09 grams per tonne gold) and 11.37 million ounces of gold in Measured and Indicated Mineral Resources (50.08 million tonnes at 7.06 grams per tonne gold) inclusive of Mineral Reserves (cut-off grade of 479 centimetre-grams per tonne and 117 centimetre-gram per tonne, respectively). The current processing plant has a capacity of 1,300 tonnes per day. Based on Sandstorm’s review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of 60,000–80,000 ounces of gold per annum, based on conventional mining methods. Under the terms of the Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivered Threshold”), Blyvoor Gold Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the agreement, Sandstorm will make ongoing payments of $572 per ounce of gold delivered.

BaseCore Royalty Package

In July 2022, the Company acquired nine royalties and one stream from BaseCore Metals LP (“BaseCore”) for $425 million in cash and approximately 13.5 million common shares of Sandstorm (the “BaseCore Transaction”). The royalty package includes exposure to high quality, long-life assets of which three are on currently producing assets. Key assets underlying the BaseCore Transaction include:

ANTAMINA

Antamina is an open-pit copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima. It is the world’s third-largest copper mine on a copper equivalent (“CuEq”) basis, producing approximately 560,000 CuEq tonnes per annum. Antamina has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine’s current operating capacity of 145,000 tonnes per day. Since 2006, the 1.66% net profits interest (“NPI”) has approximately paid between $7–$42 million per year, with an average annual payment of approximately $19 million; the 2021 NPI payment was approximately $42 million. The asset operates in the first cost quartile of copper mines. The NPI is paid by a Canadian affiliate of Teck Resources Limited (“Teck”) and is guaranteed by Teck.

CEZINC

The Canadian Electrolytic Zinc smelter (“CEZinc”) is located in Quebec, Canada, on a site situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada. The required permits from the government of Quebec have been received and commissioning is targeted for the second half of 2022. Sandstorm is entitled to receive 1.0% of zinc processed at CEZinc until the later of June 30, 2030 or delivery of 68,000,000 pounds zinc. Sandstorm will make ongoing payments of 20% of the spot price of zinc for each delivery. Noranda Income Fund, the operator of CEZinc, is guiding for 2022 zinc sales of 225,000-240,000 tonnes, including approximately 111,000-126,000 tonnes in the second half of the year.

HIGHLAND VALLEY

Highland Valley Copper (“HVC”) is located in British Columbia, Canada. Owned and operated by Teck, HVC has been in production since 1962 and produces both copper and molybdenum concentrates. Copper production in 2022 is anticipated to be between 127,000–133,000 tonnes, with an expected increase to 130,000–160,000 tonnes per year from 2023 to 2025. Teck continues to evaluate the Highland Valley Copper 2040 Project, which would extend the mine life to at least 2040, through an extension of the existing site infrastructure. Sandstorm holds a 0.5% NPI on HVC.

EL PILAR

El Pilar is a low-capital intensity copper project located in Sonora, Mexico, approximately 45 kilometres from Southern Copper Corporation’s (“Southern Copper”) Buenavista mine. Estimated Proven and Probable Reserves as of December 31, 2021 at El Pilar are 317 million tonnes of ore with an average copper grade of 0.25% (cut-off grade was determined based on metallurgical recovery and operating costs). Southern Copper anticipates that the project will operate as a conventional open-pit mine with annual production capacity of 36,000 tonnes of copper cathodes. Production is expected to begin in 2024 and the mine life is estimated at 16 years. Sandstorm holds a sliding scale gross returns royalty (“GRR”) after 85 million pounds of copper have been produced. A 1.0% GRR rate is expected, increasing to a 2.0% GRR if Southern Copper defines Measured and Indicated Resources (inclusive of Reserves) greater than 3 billion pounds CuEq. The royalty further increases to a 3.0% GRR if Measured and Indicated Resources (inclusive of Reserves) exceed 5 billion pounds CuEq.

HORNE 5

Horne 5 is a past-producing gold-silver-copper mine located in Quebec, Canada, owned by Falco Resources. An updated Feasibility Study was released in April 2021 that envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD$55 per tonne). Falco Resources currently anticipates production to start at the end of 2025. Sandstorm holds a 2.0% NSR royalty on the Horne 5 project.

Horizon Copper

In July 2022, the Company entered into a number of definitive agreements with Royalty North Partners Ltd. (“Horizon Copper” or “Horizon”). The agreements, which are a continuation of the letters of intent signed in February and May 2022, further advance Sandstorm’s position as a pure-play precious metals streaming and royalty company. Additionally, the transactions position Horizon Copper as a competitive copper company with a portfolio of high-quality cash-flowing and development stage copper assets. Key highlights of the transaction include:

HOD MADEN AND ENTRÉE RESOURCES

In consideration for transferring Sandstorm’s 30% interest in Hod Maden, its equity interest in Entrée Resources Ltd. (“Entrée” or “Entrée Resources”) and the contribution of $10 million in cash, Sandstorm receives a flagship Gold Stream on Hod Maden, a $95 million debenture and an equity interest in Horizon Copper. With this transaction, Sandstorm intends to unlock additional value in Hod Maden through the re-rating of the asset as a Gold Stream in its portfolio. Highlights include:

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Gold Stream: Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

•

Debenture: The debenture is expected to bear an interest rate of SOFR plus 2% over a 10-year term, with a 3-year interest holiday. Principal repayments would begin once Horizon Copper begins receiving cash flows from its 30% interest in the Hod Maden project. Prepayment of the debenture can occur at any time prior to maturity without penalty. Under the terms of the debenture, certain additional principal amounts may be made available under limited circumstances.

ANTAMINA NPI

Sandstorm entered into an agreement with Horizon Copper to sell a portion of the Antamina copper royalty acquired in the BaseCore acquisition and in consideration receive a combination of a silver stream, debt, equity, and cash (“Horizon Antamina Agreement”). The full consideration that Horizon will issue to Sandstorm under the agreement includes:

•	1.66% Antamina Silver Stream: Sandstorm will receive 1.66% of silver based on production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price.

•	0.55% Antamina Royalty: Sandstorm will receive approximately one-third of the Antamina NPI, paid net of the Antamina silver stream servicing commitments.

•

Debenture and Cash Payment: Sandstorm will be issued a debenture of between $105 million to $150 million (dependent on size of equity raise). The debenture is expected to bear an interest rate of approximately 3% over a 10-year term. Principal repayments are subject to a 100% cash sweep of the excess cash flow Horizon receives from the 1.66% Antamina NPI after the Antamina silver stream and Antamina residual royalty obligations are paid. Prepayment of the debenture can occur at any time prior to maturity without penalty. Horizon will also raise $20 million–$50 million by way of an equity financing, which will then be payable to Sandstorm on closing of the Horizon Antamina Agreement.

•	Horizon Copper Shares: Sandstorm will be issued sufficient Horizon Copper shares to maintain it’s 34% equity interest.

The transaction is subject to various closing conditions, including but not limited to, securityholder approval. The transaction is expected to close in the second half of 2022.

Horizon Copper’s business intent is to actively grow its existing portfolio of assets, with a focus on copper projects. The two companies may partner together whereby Sandstorm purchases streams on the precious metal by-products from the base metal project acquisitions made by Horizon. This transformative transaction provides Horizon Copper with the size and scale required to grow and diversify the company, further strengthening the strategic partnership opportunities with Sandstorm.

Sandbox Royalties

In June 2022, Equinox Gold and Sandstorm each closed their previously announced purchase and sale agreements with Sandbox Royalties Corp. (“Sandbox”) whereby Sandbox acquired a portfolio of royalties from both Equinox Gold and Sandstorm. Under the terms of the agreement, Sandstorm received $65 million composed of 34 million common shares of Sandbox at a price of CAD0.70 per share, a $15 million cash payment and a $31.4 million 10-year secured convertible promissory note. A gain of $22.7 million was recognized by Sandstorm on disposal of its royalties.

As a result of this transaction, Sandstorm’s position on a fully diluted basis is greater than 20%. As a result of this ownership position, the Company concluded that it has significant influence over Sandbox and as such, it is accounted for under the equity method. As at June 30, 2022, this position represents approximately 20.1% of the common shares of Sandbox on a non-diluted basis. The initial cost of the associate includes the fair value of the common shares held. The Company records its share of Sandbox’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.

Sandbox will have exposure to a range of resource royalties including gold, silver, copper, zinc, graphite and uranium, immediate cash flow from producing royalties and significant leverage to strengthening metal prices and resource growth. Sandstorm and Equinox Gold will hold significant equity positions in Sandbox, providing the opportunity to participate in and facilitate the future growth of Sandbox.

Key Producing Assets

Yamana Silver Stream

Yamana Gold Inc.

The Company has a silver stream on Yamana Gold Inc.’s (“Yamana”) gold-silver Cerro Moro mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

Based on the cumulative ounces of silver purchased to-date, the Company’s current silver entitlement is 20%.

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.

Chapada Copper Stream

Lundin Mining Corporation

The Company has a copper stream on Lundin Mining Corporation’s (“Lundin Mining”) open pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then

ii.	3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then

iii.	1.5% of the copper produced thereafter, for the life of the mine.

Based on the cumulative pounds of copper purchased to-date, the Company’s current copper entitlement is 4.2%.

Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050. For more information, visit the Lundin Mining website at www.lundinmining.com.

Vale Royalties

Vale S.A.

Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,564 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is as follows:

Copper and Gold

•	0.03% net sales royalty on the Sossego copper-gold mine; and

•	0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.

Iron Ore

•	0.05% net sales royalty on iron ore sales from the Northern System; and

•	0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to certain thresholds described below).

Other

•	0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.

Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 15% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.

NORTHERN SYSTEM

The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. In 2020, the Northern System produced 192 Mt of iron ore. Production capacity was 206 Mt at the end of 2020. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the pre-feasibility or definitive feasibility study level which could enhance production from Sandstorm’s royalty grounds.

Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste and Serra Sul began production in 2014 and 2016, respectively and both systems are expected to produce beyond the mid-2050s.

SOUTHEASTERN SYSTEM

The Southeastern System is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2024 or 2025. Sandstorm estimates that approximately 70% of iron sales from the Southeastern System are covered by the Vale Royalties.

Houndé Royalty

Endeavour Mining Corporation

The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).

The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. The Houndé Tenements host a Proven and Probable Mineral Reserve containing 2.1 million ounces of gold within 39.2 million tonnes of ore with an average grade of 1.7 grams per tonne gold. This Reserve is based on an economic cut-off grade of 0.5 grams per tonne gold. The Reserve Estimate is effective as of December 31, 2019 and includes the Vindaloo deposit, Kari West, stockpiles and the Bouéré deposit.

Houndé is an open pit gold mine with a 4.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant. Endeavour announced an updated Inclusive Resource on November 12, 2020, which includes 3.3 million ounces of Measured and Indicated Resources contained in 61.6 million tonnes of ore with an average grade of 1.75 grams per tonne gold and 0.45 million ounces of Inferred Resources contained in 7.6 million tonnes of ore with an average grade of 1.9 grams per tonne gold at the Vindaloo, Kari Center, Kari Gap, Kari South, Kari West, Bouéré and stockpile areas combined, all of which are included within the Houndé Tenements (based on a 0.5 grams per tonne cut-off grade). On January 17, 2022, Endeavour announced Mineral Resource additions at Kari Center-Gap-South of 262,000 ounces of Measured and Indicated Resources contained in 18.9 million tonnes of ore with an average grade of 1.28 grams per tonne gold and at Vindaloo South of 11,000 ounces of Indicated Resources contained in 0.2 million tonnes of ore with an average grade of 1.41 grams per tonne gold (based on a 0.5 grams per tonne gold cut-off grade). See www.endeavourmining.com for more information.

Santa Elena Gold Stream

First Majestic Silver Corp.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $473 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. On November 24, 2021, First Majestic released an updated Technical Report for the Santa Elena Mine. The updated mine plan incorporates production from both the Santa Elena Mine and the nearby Ermitaño project, the latter of which is not subject to the Company’s Gold Stream.

Aurizona Gold Royalty

Equinox Gold Corp.

The Company has a 3%–5% sliding scale NSR on the production from Equinox’s open pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”) which achieved commercial production in 2019. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox can purchase one-half of the greenfields NSR for a cash payment of $10 million.

On September 20, 2021, Equinox announced a positive Pre-Feasibility Study for an expansion to the Aurizona mine through the development of an underground mine which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR. The assessment outlines total production of 1.5 million ounces of gold over an 11-year mine life and includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.6 grams per tonne gold with a cut-off grade of 0.35–0.47 grams per tonne for open-pit and 1.8 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces. The Pre-Feasibility Study also includes an updated Mineral Resource estimate whereby the total Measured and Indicated Resources (exclusive of reserves) increased to an estimated 868,000 ounces contained in 18.1 million tonnes at 1.5 grams per tonne gold (cut-off grade of 0.3 grams per tonne for open pit and 1.0 grams per tonne for underground resources). For more information refer to www.equinoxgold.com.

Fruta del Norte Royalty

Lundin Gold Inc.

The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold mine located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”), which commenced commercial production in February 2020.

The royalty covers approximately 646 square kilometres, including all 29 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.24 million ounces of gold in 20.3 million tonnes of ore with an average grade of 8.03 grams per tonne, as of December 31, 2020, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 3.8 grams per tonne and 4.4 grams per tonne depending on mining method).

In 2021, Lundin Gold commenced an 11,000-metre drill program at Barbasco and Puente Princesa. Both targets are located south of Fruta del Norte within the same geological structure known as the Suarez Pull-Apart Basin and are located within the area of interest of the Company’s royalty. Recently, Lundin Gold announced that it had completed a plant expansion which increased the mill’s throughput from 3,500 tonnes per day to 4,200 tonnes per day.

Vatukoula Gold Stream

Vatukoula Gold Mines PTE Limited

In December 2021, the Company closed its previously announced gold purchase agreement which entitles it to purchase 25,920 ounces of gold over a 5.5-year period (the “Fixed Delivery Period”) and thereafter 2.55%–2.9% of the gold produced from Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of the gold. In addition to the Gold Stream, Sandstorm will also receive an effective 0.45% NSR on certain prospecting licenses plus a five-kilometre area of interest.

Under the terms of the agreement, during the first 1.5 years of the Fixed Delivery Period, Sandstorm will receive 3,040 ounces of gold per year, increasing to 5,340 ounces of gold per year during the final four years of the Fixed Delivery Period. After which, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine. During the three months ended March 31, 2022, the Company remitted the remaining $3 million due under the gold purchase agreement.

The Vatukoula Mine has produced more than seven million ounces of gold over the last 85 years. Since 2013, annual mine production has averaged 30,000–40,000 ounces per year.

Mercedes Gold Stream

Bear Creek Mining Corporation

In April 2022, the Company closed its previously announced $60 million financing package with Bear Creek Mining Corporation (“Bear Creek”) to facilitate Bear Creek’s acquisition of the producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”) from Equinox. The financing package included a $37.5 million Gold Stream on the Mercedes Mine and a $22.5 million convertible debenture.

Under the terms of the Gold Stream, beginning in April 2022, Sandstorm agreed to purchase 25,200 ounces of gold over a 3.5 year period (the “Fixed Delivery Term”) and thereafter 4.4% of the gold produced from Mercedes Mine. During the Fixed Delivery Term, Sandstorm will make ongoing per ounce cash payment equal to 7.5% of the spot price of the gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment will increase to 25% of the spot price of the gold.

The $22.5 million convertible debenture bears an interest rate of 6% per annum and has a term of three years.

The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes’ mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years. Proven and Probable Reserves as of December 2020 totaled 2.6 million tonnes grading 3.9 grams per tonne gold and 29.2 grams per tonne silver, containing 325,000 ounces of gold and 2.45 million ounces of silver (based on a 2.1 grams per tonne gold cut-off grade, except Diluvio which is based on a 2.0 grams per tonne gold cut-off grade). Mercedes has a strong track record of reserve replacement and Bear Creek intends on expanding its exploration program.

Relief Canyon Gold Stream

Americas Gold and Silver Corporation

The Company has a precious metal stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of the Fixed Deliveries, the Company has agreed to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

Americas Gold may elect to reduce the 4% Stream and NSR on the Relief Canyon mine by delivering 4,000 ounces of gold to Sandstorm (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4% Stream will decrease to 2% and the NSR will decrease to 1%.

In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and the operation has proceeded with run-of-mine heap leaching with continued efforts to resolve metallurgical challenges. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.

Diavik Diamond Royalty

Rio Tinto PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is owned and operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

Black Fox Gold Stream

McEwen Mining Inc.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $577 and the spot price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen continues to invest in an exploration program which includes surface and underground drilling. For more information refer to www.mcewenmining.com.

Karma Gold Stream

Néré Mining

The Company has a Gold Stream which entitles it to purchase 1.625% of the gold produced from the open pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of gold. The Gold Stream is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively.

Other Producing Assets

Bracemac-McLeod Royalty

Glencore PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore PLC (“Glencore”).

The Bracemac-McLeod Mine is a high-grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over 50 years with 10 previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine is currently in the process of winding down operations.

Gualcamayo Royalty

Mineros S.A.

The Company has a 1% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Mineros S.A. (“Mineros”). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Argentina, Colombia, and Nicaragua.

Thunder Creek Royalty

Pan American Silver Corp.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties (“Thunder Creek” or the “Thunder Creek Mine”) which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty

Harmony Gold Mining Company Limited

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by Harmony Gold Mining Company Limited. MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

HM Claim

Agnico Eagle Mines Limited

The Company has a 2% NSR on a part of the Macassa mine complex located in Kirkland Lake, Ontario, Canada (“HM Claim”), which is owned and operated by Agnico Eagle Mines Limited. The Kirkland Lake mining camp has been a prolific gold producer since mining began there in 1914. The HM Claim is an area that hosts the easterly extension of the south mine complex and is located southeast of the #2 shaft at the Macassa mine.

Triangle Zone

Eldorado Gold Corp.

The Company has a 2% NSR on a part of the Triangle zone located within the Lamaque gold project located in Quebec, Canada (“Triangle Zone”), which is owned and operated by Eldorado Gold Corp. (“Eldorado”). The Triangle Zone is an Archean greenstone-hosted orogenic lode gold deposit and the royalty covers a portion of the Triangle Zone’s reserves and resources. Eldorado achieved commercial production in March 2019.

Emigrant Springs Royalty

Newmont Corporation

The Company has a 1.5% NSR, payable by Newmont Corporation (“Newmont”), on a portion of the Emigrant Springs gold mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. The Emigrant Springs Mine is owned by Nevada Gold Mines LLC which is a joint venture owned 61.5% by Barrick and 38.5% by Newmont and operated by Barrick. The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

Development Assets

Hod Maden

Lidya Madencilik Sanayi ve Ticaret A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Turkey (the “Hod Maden Project” or “Hod Maden”). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), which owns the remaining interest in the project. Lidya is a strong local partner with experience exploring, developing, permitting, and operating projects in Turkey. Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently involved in several projects in Turkey including a partnership with SSR Mining Inc. on the producing Çöpler mine.

In November 2021, a Feasibility Study was released. The results demonstrate a Proven and Probable Mineral Reserve of 2.5 million ounces of gold and 129,000 tonnes of copper being mined over a 13-year mine life (8.7 million tonnes at 8.8 grams per tonne gold and 1.5% copper or 11.1 grams per tonne gold equivalent using a breakeven cut-off value of $82/tonne and incremental cut-off values of $63 per tonne for stopes and $40 per tonne for development). The study projects a pre-tax net present value (5% discount rate) of $1.3 billion and an internal rate of return of 41%. It is estimated that gold will be produced at an all-in sustaining cost on a by-product basis1 of $334 per ounce. For more information refer to www.sandstormgold.com.

The Hod Maden project has received both the approval of the Environmental Impact Assessment (“EIA”) for the project from the Ministry of Environment and Urbanization of Turkey and the final approval of its Forestry permit. With these approvals, Hod Maden moves into the next stage of development including the initiation of long-lead construction items.

As described earlier, the Company announced that it had reached an agreement with Horizon Copper to sell its 30% interest in Hod Maden.

1	Refer to section on non-IFRS and other measures of this MD&A.

Hugo North Extension & Heruga Gold Stream

Entrée Resources Ltd.

The Company has a Gold Stream with Entrée Resources Ltd. to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée Resources.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée Resources retains a 20% interest in the Hugo North Extension and Heruga.

Entrée Resources recently announced the completion of an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property. The updated report aligns Entrée Resource’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. Entrée Resources further announced that optimization studies on Panel 1 are currently underway which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture.

Lobo-Marte Royalty

Kinross Gold Corporation

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project” or “Lobo-Marte”) which is owned by Kinross Gold Corporation (“Kinross”).

In the fourth quarter of 2021, Kinross announced the results of a Feasibility Study for the Lobo-Marte Project. The study estimates a new Probable Mineral Reserve of 6.7 million ounces contained in 160.7 million tonnes at an average grade of 1.3 grams per tonne gold with additional Indicated Resources of 2.4 million ounces contained in 99.4 million tonnes at an average grade of 0.7 grams per tonne gold and Inferred Resources of 0.4 million ounces contained in 18.5 million tonnes at an average grade of 0.75 grams per tonne gold. Kinross estimates a total life of mine production of approximately 4.7 million gold ounces during a 16-year mine life, which includes 14 years of mining followed by two years of residual processing. Reserves and Resources are estimated based on appropriate cut-off grades calculated using $1,200 per ounce gold prices. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty

Alamos Gold Inc.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6-year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5-year mine life. For more information refer to www.alamosgold.com.

Mt. Hamilton Royalty

Waterton Precious Metals Fund II Cayman, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the “Mt. Hamilton Project”). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP.

Credit Facility and Other

Upsized Facility

In July 2022, Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $500 million with an additional uncommitted accordion of up to $125 million, for a total of up to $625 million (the “Revolving Loan”). The accordion of up to $125 million is subject to the satisfaction of the closing conditions for the Nomad Acquisition. The facility maintains its sustainability-linked performance targets and incentive pricing.

The amounts drawn on the Revolving Loan are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant has increased to 4.75x, with step downs to 4.00x after five quarters. The Revolving Loan matures in October 2025, subject to an extension based on mutual consent of the parties.

Other

On April 4, 2022, Rambler Metals & Mining PLC exercised its option to repurchase the Ming Gold Stream in exchange for a payment of $6.7 million in cash and 1,150 ounces of gold (the delivery of which is over the course of 18 months).

In contemplation of the Horizon Copper agreements, on May 26, 2022, the Company sold its equity interest in Entrée Resources Ltd. to Horizon Copper in consideration for a $33.8 million promissory note. As a result, the Company recognized a gain of $12.5 million on the disposal of its investment in associate.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 6, 2023, to purchase up to 18.9 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

Summary of Quarterly Results

QUARTERS ENDED

In $000s (except for per share and per ounce amounts)	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021

Total revenue	$35,968	$35,365	$29,821	$27,596

Attributable Gold Equivalent ounces[1]	19,276	18,741	16,586	15,514

Sales	$23,805	$22,015	$15,772	$16,879

Royalty revenue	12,163	13,350	14,049	10,717

Average realized gold price per ounce from the Company’s Gold Streams	1,866	1,887	1,798	1,779

Average cash cost per attributable ounce[1]	273	283	224	238

Cash flows from operating activities	33,198	22,362	19,505	17,914

Net income	39,696	9,141	7,395	6,622

Basic income per share	0.21	0.05	0.04	0.03

Diluted income per share	0.20	0.05	0.04	0.03

Total assets	662,739	624,561	620,858	640,920

Total long-term liabilities	26,690	24,705	20,873	17,425

In $000s (except for per share and per ounce amounts)	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020

Total revenue	$26,446	$30,997	$29,696	$23,267

Attributable Gold Equivalent ounces[1]	18,004	17,444	15,795	12,068

Sales	$17,487	$21,584	$17,560	$14,187

Royalty revenue	8,959	9,413	12,136	9,080

Average realized gold price per ounce from the Company’s Gold Streams	1,796	1,777	1,880	1,928

Average cash cost per attributable ounce[1]	227	307	248	258

Cash flows from operating activities	19,998	23,722	19,806	18,085

Net income	8,636	4,969	10,504	6,518

Basic income per share	0.04	0.03	0.05	0.03

Diluted income per share	0.04	0.03	0.05	0.03

Total assets	648,741	638,659	649,921	608,748

Total long-term liabilities	14,342	10,723	8,345	3,638

1	Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary below.

Summary of Quarterly Results QUARTERS ENDED Attributable Gold Equivalent ounces’ Sales & Royalty Revenue Total Sales, Royalties, and Income from other interests’ Average realized gold price per ounce from the Company’s gold streams $27.6M $29.8M $35.4M $36.0M $1,779 $1,798 $1,887 $1,866 15,514oz 16,586oz 18,741oz 19,276oz Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2021 2022 2021 2022

The Company’s operating segments for the three months ended June 30, 2022 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Gain on disposal of stream, royalty and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Aurizona	Gold	754	$1,405	$-	$74	$-	$1,331	$1,755

Black Fox	Gold	767	1,453	443	626	-	384	1,011

Bracemac-McLeod[2]	Various	512	956	-	170	-	786	1,298

Chapada	Copper	2,480	4,628	1,392	786	-	2,450	3,236

Diavik	Diamonds	1,240	2,313	-	442	-	1,871	2,763

Fruta del Norte	Gold	1,020	1,904	-	616	-	1,288	1,292

Houndé	Gold	1,002	1,869	-	652	-	1,217	1,513

Karma	Gold	254	482	95	218	-	169	387

Mercedes	Gold	1,200	2,205	164	1,325	-	716	2,041

Relief Canyon	Gold	1,476	2,705	-	1,250	-	1,455	2,705

Santa Elena	Gold	1,442	2,722	679	82	-	1,961	2,313

Vale Royalties	Iron Ore	1,098	2,050	-	622	-	1,428	4,529

Vatukoula	Gold	701	1,329	265	671	-	393	1,063

Yamana silver stream	Silver	3,957	7,383	2,218	2,827	-	2,338	5,167

Other[3]	Various	1,373	2,564	-	656	(22,937)	24,845	2,743

Corporate		-	-	-	-	(11,816)	1,702	(618)

Consolidated		19,276	$35,968	$5,256	$11,017	$(34,753)	$44,334	$33,198

1	Refer to section on non-IFRS and other measures of this MD&A.
2	Royalty revenue from Bracemac-McLeod consists of $0.4 million from copper and $0.6 million from zinc.
3	Includes royalty revenue from gold of $2.5 million and other base metals of $0.1 million.

Q2 2022 Attributable Gold Equivalent Ounces Sold Yamana silver stream Chapada Relief Canyon Santa Elena Dlavik Mercedes Vale Royalties Fruta del Norte Hounde Black Fox Aurizona Vatukoula Bracemac-McLeod Karma Other 3,957oz 2,480oz 1,476oz 1,442oz 1,240oz 1,200oz 1,098oz 1,020oz 1,0020Z 767oz 75402 701oz 5120z 254oz 1,373oz Q2 2022 Attributable Gold Equivalent Ounces by Region North America Canada South America Other 49% 12% 16% 39%

The Company’s operating segments for the three months ended June 30, 2021 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Gain on revaluation of Vale Royalties financial instrument	Income (loss) before taxes	Cash flows from operating activities

Aurizona	Gold	983	$1,766	$-	$158	$-	$1,608	$2,296

Black Fox	Gold	379	677	214	309	-	154	463

Bracemac-McLeod[2]	Various	722	1,298	-	364	-	934	1,161

Chapada	Copper	1,372	2,463	696	478	-	1,289	1,767

Diavik	Diamonds	633	1,138	-	1,230	-	(92)	1,148

Fruta del Norte	Gold	943	1,694	-	419	-	1,275	850

Houndé	Gold	775	1,392	-	730	-	662	1,308

Karma	Gold	315	567	116	270	-	181	451

Relief Canyon	Gold	1,476	2,656	-	1,096	-	1,560	2,656

Santa Elena	Gold	1,669	3,003	781	84	-	2,138	2,222

Vale Royalties	Iron Ore	3,389	198	-	40	(5,887)	6,045	-

Yamana silver stream	Silver	4,234	7,605	2,281	3,049	-	2,275	5,325

Other[3]	Various	1,114	1,989	-	584	-	1,405	2,448

Corporate		-	-	-	-	-	(6,252)	(2,097)

Consolidated		18,004	$26,446	$4,088	$8,811	$(5,887)	$13,182	$19,998

1	Refer to section on non-IFRS and other measures of this MD&A.
2	Royalty revenue from Bracemac-McLeod consists of $0.7 million from copper and $0.6 million from zinc.
3	Includes royalty revenue from gold of $1.8 million and other base metals of $0.2 million.

Three Months Ended June 30, 2022 Compared to the

Three Months Ended June 30, 2021

For the three months ended June 30, 2022, net income and cash flows from operating activities were $39.7 million and $33.2 million, respectively, compared with $8.6 million and $20.0 million for the comparable period in 2021. The increase is attributable to a $9.5 million increase in revenue (described in greater detail below) as well as to a combination of factors including:

●	A $22.9 million gain primarily due to the disposal of a portfolio of royalties to Sandbox for consideration consisting of common shares of Sandbox, cash and a convertible promissory note; and
●	A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper;

Partially offset by:

●

Certain items that were recognized during the three months ended June 30, 2021, but that did not occur during the three months ended June 30, 2022, including the recognition of a $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the three months ended June 30, 2021;

●	A $2.2 million increase in depletion expense largely due to an increase in Attributable Gold Equivalent ounces[1] sold; and
●

A $1.0 million decrease in the gains recognized on the revaluation of the Company’s investments; whereby, a loss of $0.8 million was recognized by the Company during the three months ended June 30, 2022; while during the three months ended June 30, 2021, the Company recognized a gain of $0.2 million.

For the three months ended June 30, 2022, revenue was $36.0 million compared with $26.4 million for the comparable period in 2021. The increase is attributable to a 7% increase in Attributable Gold Equivalent ounces1 sold as well as a 4% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by:

●	A $2.2 million increase in revenue attributable to the Mercedes mine which commenced making deliveries under the Stream in April 2022;
●

A $2.2 million increase in revenue attributable to the Chapada copper stream primarily due to an increase in the average realized selling price of copper which increased from an average of $4.07 per pound during the three months ended June 30, 2021 to an average of $4.67 per pound during the equivalent period in 2022; as well as a 64% increase in the number of copper pounds sold;

●	A $1.9 million increase in revenue attributable to the Vale Royalties, which were purchased in June 2021;
●	A $1.3 million increase in revenue attributable to Vatukoula Gold Stream which commenced making deliveries under the Stream in December 2021; and
●	A $1.2 million increase in revenue attributable to the Diavik mine largely due to diamond price increases and the timing of sales.

1	Refer to section on non-IFRS and other measures of this MD&A.

Six Months Ended June 30, 2022 Compared to the

Six Months Ended June 30, 2021

For the six months ended June 30, 2022, net income and cash flows from operating activities were $48.8 million and $55.6 million, respectively, compared with $13.6 million and $43.7 million for the comparable period in 2021. The increase is attributable to a $13.9 million increase in revenue (described in greater detail below) as well as to a combination of factors including:

●

A $23.4 million gain on disposal of streams, royalties and other interests recognized during the six months ended June 30, 2022, primarily resulting from the sale of a portfolio of royalties to Sandbox; and

●	A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper;

Partially offset by:

●

Certain items that were recognized during the six months ended June 30, 2021, but that did not occur during the six months ended June 30, 2022, including the recognition of a $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the six months ended June 30, 2021; and

●	A $3.4 million increase in depletion expense largely due to an increase in Attributable Gold Equivalent ounces[1] sold.

For the six months ended June 30, 2022, revenue was $71.3 million compared with $57.4 million for the comparable period in 2021. The increase is attributable to a 7% increase in Attributable Gold Equivalent ounces1 sold as well as a 5% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by:

●	A $4.9 million increase in revenue attributable to the Vale Royalties, which were purchased in June 2021;
●

A $3.7 million increase in revenue attributable to the Chapada copper stream primarily due to an increase in the average realized selling price of copper which increased from an average of $3.88 per pound during the six months ended June 30, 2021 to an average of $4.56 per pound during the equivalent period in 2022; as well as a 30% increase in the number of copper pounds sold;

●

A $3.3 million increase in revenue attributable to Vatukoula Gold Stream which commenced making deliveries under the Stream in December 2021. Of these deliveries, 350 gold ounces were in inventory as at December 31, 2021 and were sold during the three months ended March 31, 2022;

●	A $2.9 million increase in revenue attributable to the Diavik mine largely due to diamond price increases and the timing of sales;
●	A $2.2 million increase in revenue attributable to the Mercedes mine which commenced making deliveries under the Stream in April 2022; and
●	A $1.2 million increase in revenue attributable to the Relief Canyon mine largely driven by a 20% increase in the number of gold ounces sold partly driven by the timing of sales;

Partially offset by:

●

A $2.6 million decrease in revenue attributable to the Santa Elena Mine largely driven by a 51% decrease in the number of gold ounces sold. The decrease is partly due to mining activity on concessions not subject to the Gold Stream;

●

A $1.7 million decrease in revenue attributable to the Karma Mine largely driven by an 63% decrease in the number of Attributable Gold Equivalent ounces[1] sold. The decrease is primarily due to the conclusion of the five-year fixed delivery period in accordance with the terms of the Gold Stream in the first quarter of 2021, reducing Sandstorm’s Gold Stream entitlement to 1.625% of production. In contrast, in the first three months of 2021, Sandstorm’s entitlement was 1,250 ounces per quarter; and

●	A $1.3 million decrease in revenue attributable to the Aurizona Mine largely driven by a decrease in production.

1	Refer to section on non-IFRS and other measures of this MD&A.

Three Months Ended June 30, 2022 Compared to the

Other Quarters Presented

When comparing net income of $39.7 million and cash flow from operating activities of $33.2 million for the three months ended June 30, 2022, with net income/loss and cash flow from operating activities for the other quarters presented, the following items impact comparability:

●

A $22.9 million gain on disposal of streams, royalties and other interests recognized during the three months ended June 30, 2022, primarily resulting from the sale of a portfolio of royalties to Sandbox.

●	A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper.
●	A $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the three months ended June 30, 2021.
●

The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Equinox and Americas Gold convertible debentures. These gains/losses were recognized as follows:

◾	During the three months ended June 30, 2022, a loss of $0.8 million was recognized;
◾	During the three months ended March 31, 2022, a gain of $0.2 million was recognized;
◾	During the three months ended December 31, 2021, a loss of $0.2 million was recognized;
◾	During the three months ended September 30, 2021, a gain of $0.2 million was recognized;
◾	During the three months ended June 30, 2021, a gain of $0.1 million was recognized;
◾	During the three months ended March 31, 2021, a loss of $1.8 million was recognized;
◾	During the three months ended December 31, 2020, a gain of $2.9 million was recognized; and
◾	During the three months ended September 30, 2020, a gain of $1.7 million was recognized.

●

With the exception of 2020, Attributable Gold Equivalent ounces[1] had seen an overall increase as a result of the acquisition of various assets including the Vale Royalties acquisition during the three months ended June 30, 2021, the Houndé royalty acquisition during the three months ended March 31, 2018, the Teck Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and Chapada copper stream which were acquired in the three months ended December 31, 2015. In 2020, Attributable Gold Equivalent ounces[1] decreased as a result of COVID-19 related temporary suspensions at the mines from which Sandstorm receives royalty revenue or deliveries under its Streams.

1	Refer to section on non-IFRS and other measures of this MD&A.

Change in Total Assets

Total assets increased by $38.2 million from March 31, 2022 to June 30, 2022 as a result of (i) cash flow from operating activities; (ii) the Sandbox transaction; and (iii) the sale of the Entrée Resources investment in associate to Horizon Copper; partially offset by (i) depletion expense and (ii) a decrease in the valuation of investments. Effective April 1, 2022, the Company reassessed the functional currency of the associate which holds the Hod Maden Project. The assessment was triggered by the forecasted expenditures of the associate, the currency driving those expenditures and the underlying transactions, events, and conditions of the entity. As a result of that assessment, it was determined the functional currency had changed from Turkish Lira to U.S. dollars. As a consequence, the depreciation or appreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden Project, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. did not have a material impact on the recognition of currency translations adjustments in other comprehensive income during the three months ended June 30, 2022. Total assets increased by $3.7 million from December 31, 2021 to March 31, 2022 as a result of (i) cash flow from operating activities; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd; and (ii) depletion expense. The depreciation of the Turkish Lira, partially offset by the increase in the valuation of investments, were largely responsible for the losses recognized through other comprehensive income for the three months ended March 31, 2022. Total assets decreased by $20.1 million from September 30, 2021 to December 31, 2021 as a result of (i) repurchases of the Company’s shares in accordance with its normal course issuer bid; (ii) depletion expense; and (iii) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended December 31, 2021. Total assets decreased by $7.8 million from June 30, 2021 to September 30, 2021 as a result of (i) repurchases of the Company’s shares in accordance with its normal course issuer bid; (ii) depletion expense; (iii) a decrease in the valuation of investments; and (iv) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended September 30, 2021. Total assets increased by $10.1 million from March 31, 2021 to June 30, 2021 as a result of cash flow from operating activities partially offset by (i) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended June 30, 2021. Total assets decreased by $11.3 million from December 31, 2020 to March 31, 2021 as a result of (i) a decrease in the valuation of investments; (ii) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; (iii) depletion expense and (iv) repurchases of the Company’s shares in accordance with its normal course issuer bid; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended March 31, 2021. Total assets increased by $41.2 million from September 30, 2020 to December 31, 2020 as a result of (i) cash flow from operating activities and (ii) an increase in the Hod Maden interest due to the appreciation of the Turkish Lira; partially offset by depletion expense. The appreciation in the Turkish Lira as well as an increase in the valuation of investments were largely responsible for the gains recognized through other comprehensive income for the three months ended December 31, 2020. Total assets increased by $1.3 million from June 30, 2020 to September 30, 2020 as a result of cash flow from operating activities; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira was largely responsible for the loss recognized through other comprehensive income for the three months ended September 30, 2020.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) Total Sales, Royalties and Income from other interests, (ii) Attributable Gold Equivalent ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin, (v) cash flows from operating activities excluding changes in non-cash working capital and (vi) all-in sustaining cost (“AISC”) per gold ounce on a by-product basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.

Total Sales, Royalties and Income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry. Figure 1.1 provides a reconciliation of Total Sales, Royalties and Income from other interests.

  Figure 1.1

In $000s	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Total Revenue	$35,968	$26,446	$71,333	$57,443

Add:

Gain on revaluation of Vale Royalties financial instrument	-	5,887	-	5,887

Equals:

Total Sales, Royalties, and Income from other interests	$35,968	$32,333	$71,333	$63,330

ii.

Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from other Interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above) for the period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of Attributable Gold Equivalent ounce.

  Figure 1.2

In $000s (except for ounces and per ounce amounts)	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Total Sales, Royalties, and Income from other interests[1]	$35,968	$32,333	$71,333	$63,330

Divided by:

Average realized gold price per ounce from the Company’s Gold Streams	1,866	1,796	1,876	1,787

Equals:

Total Attributable Gold Equivalent ounces	19,276	18,004	38,017	35,448

1

Prior to March 31, 2022, total Attributable Gold Equivalent ounces was calculated by dividing the royalty and other commodity stream revenue, including adjustments for contractual payments received relating to those interests, for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold. The change in the calculation of the measure did not result in a change to prior periods.

iii.

Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.3 provides a reconciliation of average cash cost of gold on a per ounce basis.

  Figure 1.3

In $000s (except for ounces and per ounce amounts)	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Cost of Sales, excluding depletion[1]	$5,256	$4,088	$10,551	$9,438

Divided by:

Total Attributable Gold Equivalent ounces	19,276	18,004	38,017	35,448

Equals:

Average cash cost (per Attributable Gold Equivalent ounce)	$273	$227	$278	$266

1	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

iv.

Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company’s Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

v.

Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

  Figure 1.4

In $000s	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Cash flows from operating activities	$33,198	$19,998	$55,560	$43,720

Add:

Changes in non-cash working capital	(11,296)	(2,434)	(6,918)	(3,176)

Equals:

Cash flows from operating activities excluding changes in non-cash working capital	$21,902	$17,564	$48,642	$40,544

vi.

The Company has also used the non-IFRS measure of all-in sustaining cost (“AISC”) per gold ounce on a by-product basis. AISC per gold ounce on a by-product basis is a non-IFRS financial ratio that uses AISC on a by-product basis, a non-IFRS financial measure, as a component. With respect to the Hod Maden project, AISC on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital, G&A, and other costs). AISC per gold ounce on a by-product basis is calculated by dividing AISC on a by-product basis by the payable gold ounces produced. The Company presents AISC per gold ounce on a by-product basis as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. The calculation of the measure is shown below in Figure 1.5.

  Figure 1.5

In $ millions (except for ounces and per ounce amounts)	AISC on a by-product basis

Operating Costs	$678

Royalties	349

Treatment, Refining and Transport Costs	193

Sustaining Capital	116

G&A	96

Other Costs	57

Copper Revenue	(812)

All-in sustaining costs	$677

Divided by:

Payable Gold Ounces	2,027,000

Equals:

All-in sustaining cost per gold ounce	$334

Historical all-in sustaining cost per ounce	$-

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash and cash equivalents of $18.5 million (December 31, 2021 — $16.2 million) and working capital (current assets less current liabilities) of $21.1 million (December 31, 2021 — $26.3 million). As of the date of the MD&A, $416 million remains outstanding under the Company’s Revolving Loan.

During the six months ended June 30, 2022, the Company generated cash flows from operating activities of $55.6 million compared with $43.7 million during the comparable period in 2021. When comparing the change, the primary drivers were an increase in the number of Attributable Gold Equivalent ounces sold and an increase in the average realized selling price of gold and copper.

During the six months ended June 30, 2022, the Company had net cash outflows from investing activities of $47.9 million which were primarily the result of (i) the acquisition of stream, royalty and other interests including the Mercedes Gold Stream, the Vatukoula Gold Stream and other royalties; (ii) the acquisition of $28.0 million in investments and other; and (iii) a $3.8 million investment in the Company’s Hod Maden interest; partially offset by (i) $22.2 million of proceeds from the sale of certain stream, royalty and other interests; and (ii) $4.8 million of proceeds from the sale and redemption of a portion of the Company’s debt and equity investments and other. During the six months ended June 30, 2021, the Company had net cash outflows from investing activities of $105.7 million which were primarily the result of (i) the acquisition of stream, royalty and other interests including the Vale Royalties and the Waterton royalties; and (ii) the acquisition of $6.7 million in investments and other; partially offset by the proceeds from the sale and redemption of a portion of the Company’s debt and equity investments.

During the six months ended June 30, 2022, the Company had net cash outflows from financing activities of $5.5 million primarily related to (i) a $20.0 million draw down on its revolving credit facility; (ii) the subsequent repayment of $20.0 million under the same revolving credit facility as well as $0.9 million in related interest expense; and (iii) the payment of the Company’s dividend, partially offset by $1.4 million in proceeds from the exercise of stock options and other. During the six months ended June 30, 2021, the Company had net cash outflows from financing activities of $5.9 million primarily related to the redemption of the Company’s common shares under the Company’s NCIB.

Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)[1]

Black Fox	8%	$577

CEZinc[2]	1%	20% of zinc spot price

Chapada[3]	4.2%	30% of copper spot price

Entrée[4,5]	5.62% on Hugo North Extension and 4.26% on Heruga	$220

Karma	1.625%	20% of gold spot price

Mercedes[6]	25,200 ounces over 3.5 years and 4.4% thereafter	Varies

Relief Canyon[7]	32,022 ounces over 5.5 years and 4% thereafter	Varies

Santa Elena	20%	$473

Vatukoula[8]	25,920 ounces over 5.5 years and 2.9% thereafter	20% of gold spot price

Yamana silver stream[9]	20%	30% of silver spot price

1	Subject to an annual inflationary adjustment.
2	For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc to Sandstorm.
3

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

4

For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

5

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

6

Under the terms of the Mercedes stream, after receipt of 25,200 gold ounces (the cost of which is 7.5% of the spot price), the Company is entitled to purchase 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold.

7

For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

8

Under the terms of the Vatukoula stream, after receipt of 25,920 gold ounces (the cost of which is 20% of the spot price), the Company is entitled to purchase 2.9% for the first 100,000 ounces of gold produced in a calendar year, and 2.55% for the volume of production above 100,000 ounces.

9

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

Sandstorm entered into an agreement to subscribe for shares of Americas Gold in an amount up to $5.4 million in the remainder of 2022, at the option of Americas Gold.

Other contractual obligations of the Company are as follows:

In $000’s	Less than one year	1 – 3 years	4 – 5 years	Total

Bank debt[1]	$-	$-	$416,000	$416,000

Interest[2]	24,178	43,087	5,244	72,509

	$24,178	$43,087	$421,244	$488,509

1

As at August 11, 2022, the Company had $416 million drawn and outstanding on the ESG Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on October 6, 2025, assuming no extension periods.

2

The amounts drawn on the ESG Revolving Facility are subject to an interest rate of SOFR plus 1.875%-3.5% per annum, and the undrawn portion of the ESG Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the ESG Revolving Facility and the Company’s leverage ratio. The interest charges have been estimated based on assumptions of the Company’s future leverage ratio. The ESG Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company’s ESG targets are met. The interest charges have estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at August 11, 2022, does not change until the debt maturity date.

As of June 30, 2022, the Company had signed a 10 year lease for office space which commences in the second quarter of 2023. A portion of this space will be sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are $15.0 million over the lease term.

Share Capital

As of August 11, 2022, the Company had 205,731,491 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.

In March 2022 the Company declared a dividend of CAD0.02 per share. The full amount of the dividend of $3.1 million was paid in cash in April 2022. In June 2022 the Company declared a dividend of CAD0.02 per share. The full amount of the dividend of $3.0 million was paid in cash in July 2022.

The Company’s at-the-market equity program expired in May 2022, without any shares being issued under the program.

A summary of the Company’s share purchase options as of August 11, 2022 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (CAD)[1]

2022	598,332	598,332	5.50

2023	2,914,999	2,914,999	5.92

2024	1,427,000	951,338	8.89

2025	2,812,000	937,340	9.43

2026	2,968,000	-	7.18

	10,720,331	5,402,009	7.01[1]

1	Weighted average exercise price of options that are exercisable.

As of August 11, 2022, the Company had 1,926,500 restricted share rights outstanding.

Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Salaries and benefits	$368	$353	$739	$696

Share-based payments	1,073	1,098	2,133	2,195

Total key management compensation expense	$1,441	$1,451	$2,872	$2,891

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in short and long-term investments, and trade and other payables. The Company’s short and long-term investments, excluding loans receivable, are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are acquired for strategic purposes and may be disposed of from time to time. The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in investments, and trade and other payables, approximate their carrying values at June 30, 2022.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debenture due from Bear Creek and Sandbox Royalties are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at June 30, 2022 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $3.1 million and would not have a material impact on other comprehensive income.

Other Risks

Sandstorm holds common shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at June 30, 2022 of $93.2 million (December 31, 2021 — $29.1 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company’s investments held as at June 30, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.7 million and would not have a material impact on net income.

Other Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 31, 2022, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Santa Elena Mine, the Karma Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Bracemac-McLeod Mine, the Hod Maden Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Houndé Mine, Vatukoula Mine, the Vale Royalty Package, the Mercedes Mine, the properties underlying the Nomad Acquisition, the properties underlying the BaseCore Transaction and other royalties and commodity streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hod Maden Project, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D’Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Turkey, Sweden, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty nor are there any assurances that the Company may be able to maintain its interest in Hod Maden if sanctions are imposed on Turkey or Lidya and its related entities. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée Resources’ concessions; as well as (ii) the validity or enforceability of Entrée Resources’ joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency (“CRA”), and no assurances can be given that tax matters, if they so arise, will be resolved favorably. The CRA completed an audit of Sandstorm Gold Ltd.’s 2009 — June 2015 tax returns and issued a corresponding finalization letter in February 2019. Based on the letter received, there would be no adverse implications for the Company’s financial statements if the Company accepted the CRA’s proposed adjustments. The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore subject to Canadian tax.

Commodity Prices for Metals Produced from the Mines

The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Environmental

All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Solvency Risk of Counterparties

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

As the Company’s revolving facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.

The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.

Health Crises and Other

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including currently, the novel COVID-19. A significant new outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Other

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2021 annual consolidated financial statements describe all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes:

●	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
●	Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;
●	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
●

Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Changes in Internal Controls

There were no changes in internal controls of the Company during the three months ended June 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the properties underlying the Nomad Acquisition, the properties underlying the BaseCore Transaction, the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Hod Maden Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, the Mercedes Mine, or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of common shares which may be purchased under the NCIB; audits being conducted by the CRA and available remedies; the expectation that the various closing conditions of the Hod Maden transaction will be met; the expectation that the Hod Maden transaction with Horizon will close; the expectations regarding whether the proposed Nomad Acquisition and Horizon transaction (collectively “The Transactions”) will be consummated, including whether conditions to the consummation of the Transactions will be satisfied, or the timing for completing the Transactions; the expectations regarding the potential benefits and synergies of the Transactions and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; the expectations regarding the growth potential of Sandstorm including in scale and production and the anticipated benefits of the Transactions; the expectations relating to the closing the arrangements contemplated under the definitive agreements related to the Horizon Antamina Agreement and the subsequent spin-out of the Antamina NPI, including the anticipated terms and expected timing thereof; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2021 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Hod Maden Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, the Mercedes Mine, the properties underlying the Nomad Acquisition, the properties underlying the BaseCore Transaction and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Q2	2022

Condensed Consolidated Interim Financial Statements

(UNAUDITED) FOR THE PERIOD ENDED JUNE 30, 2022

Condensed Consolidated Interim Statements of Financial Position	Expressed in U.S. Dollars ($000s)

— ASSETS	Note	June 30, 2022	December 31, 2021

Current

Cash and cash equivalents		$18,536	$16,166

Trade and other receivables		10,860	12,144

Short-term investments	6	5,289	5,001

Other current assets		600	293

		$35,285	$33,604

Non-Current

Stream, royalty and other interests	4	$460,526	$473,651

Hod Maden and other investments in associates	5	71,382	84,589

Investments	6	87,913	24,056

Other long-term assets	7	7,633	4,958

Total assets		$662,739	$620,858

— LIABILITIES

Current

Trade and other payables		$14,185	$7,347

Non-Current

Deferred income tax liabilities		$24,371	$18,294

Lease liabilities and other		2,319	2,579

		$40,875	$28,220

— EQUITY

Share capital	8	$697,710	$694,675

Reserves		20,963	18,903

Retained earnings		78,346	35,569

Accumulated other comprehensive loss		(175,155)	(156,509)

		$621,864	$592,638

Total liabilities and equity		$662,739	$620,858

Commitments and contingencies (note 13)

Subsequent events (note 15)

On Behalf of the Board:

“Nolan Watson”, Director    “David De Witt”, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)	Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Sales	14	$23,805	$17,487	$45,820	$39,071

Royalty revenue	14	12,163	8,959	25,513	18,372

		$35,968	$26,446	$71,333	$57,443

Cost of sales, excluding depletion	14	$5,256	$4,088	$10,551	$9,438

Depletion	14	11,017	8,811	22,128	18,733

Total cost of sales		$16,273	$12,899	$32,679	$28,171

Gross profit		$19,695	$13,547	$38,654	$29,272

Expenses and other (income)

Administration expenses[1]	10	$4,655	$2,541	$7,152	$4,922

Project evaluation[1]	10	4,554	3,092	6,123	4,466

Gain on disposal of stream, royalty and other interests	4 (b)	(22,937)	-	(23,437)	-

Gain on disposal of investment in associate	5	(12,490)	-	(12,490)	-

Gain on revaluation of Vale Royalties financial instrument		-	(5,887)	-	(5,887)

Loss (gain) on revaluation of investments	6	844	(149)	670	1,645

Stream, royalty and other interests impairments		-	-	665	408

Finance expense		727	616	1,355	1,065

Finance income		(221)	(136)	(314)	(285)

Foreign exchange (gain) loss		(445)	103	(403)	162

Other		674	185	1,132	497

Income before taxes		$44,334	$13,182	$58,201	$22,279

Current income tax expense		$1,247	$770	$2,134	$1,365

Deferred income tax expense		3,391	3,776	7,230	7,309

	9	$4,638	$4,546	$9,364	$8,674

Net income for the period		$39,696	$8,636	$48,837	$13,605

Basic earnings per share		$0.21	$0.04	$0.25	$0.07

Diluted earnings per share		$0.20	$0.04	$0.25	$0.07

Weighted average number of common shares outstanding

Basic	8 (d)	192,228,171	194,749,838	192,072,381	194,858,640

Diluted	8 (d)	195,396,824	199,007,976	195,197,906	198,910,196

1. Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$1,491	$1,523	$2,988	$3,030

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	Expressed in U.S. Dollars ($000s)

	Note	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Net income for the period		$39,696	$8,636	$48,837	$13,605

Other Comprehensive Income (Loss) for the Period

Items that may subsequently be reclassified to net income:

Currency translation differences		$431	$(3,971)	$(13,325)	$(15,292)

Items that will not subsequently be reclassified to net income:

Loss on FVTOCI investments	6	(10,465)	(716)	(6,474)	(7,152)

Tax recovery (expense) on FVTOCI investments		1,338	(30)	1,153	1,056

Total other comprehensive loss for the period		$(8,696)	$(4,717)	$(18,646)	$(21,388)

Total comprehensive income (loss) for the period		$31,000	$3,919	$30,191	$(7,783)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flow	Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

— OPERATING ACTIVITIES

Net income for the period		$39,696	$8,636	$48,837	$13,605

Items not affecting cash:

Depletion and depreciation		$11,132	$8,933	$22,357	$18,976

Deferred income tax expense		3,391	3,776	7,230	7,309

Share-based payments		1,491	1,523	2,988	3,030

Gain on disposal of stream, royalty and other interests		(22,937)	-	(23,437)	-

Gain on disposal of investment in associate		(12,490)	-	(12,490)	-

Gain on revaluation of Vale Royalties financial instrument		-	(5,887)	-	(5,887)

Loss (gain) on revaluation of investments		844	(149)	670	1,645

Stream, royalty and other interests impairments	4	-	-	665	408

Interest expense and financing amortization		714	610	1,317	1,052

Unrealized foreign exchange (gain) loss		(445)	48	(403)	107

Other		506	74	908	299

Changes in non-cash working capital	11	11,296	2,434	6,918	3,176

		$33,198	$19,998	$55,560	$43,720

— INVESTING ACTIVITIES

Acquisition of stream, royalty, and other interests	4	$(40,022)	$(121,039)	$(43,134)	$(121,039)

Proceeds from disposal of stream, royalty and other interests		21,713	-	22,213	-

Proceeds from disposal of investments and other		3,479	9,655	4,845	22,178

Acquisition of investments and other assets		(24,709)	(4,874)	(28,035)	(6,718)

Investment in Hod Maden interest	5	(3,023)	(39)	(3,818)	(117)

		$(42,562)	$(116,297)	$(47,929)	$(105,696)

— FINANCING ACTIVITIES

Dividends paid		$(2,997)	$-	$(6,038)	$-

Redemption of common shares (normal course issuer bid)		-	-	-	(5,039)

Interest paid		(492)	(423)	(887)	(692)

Proceeds on exercise of warrants, options and other		(562)	50	1,379	(142)

Bank debt drawn		20,000	-	20,000	-

Bank debt repaid		(20,000)	-	(20,000)	-

		$(4,051)	$(373)	$(5,546)	$(5,873)

Effect of exchange rate changes on cash and cash equivalents		$337	$(56)	$285	$(115)

Net (decrease) increase in cash and cash equivalents		$(13,078)	$(96,728)	$2,370	$(67,964)

Cash and cash equivalents — beginning of the period		31,614	142,540	16,166	113,776

Cash and cash equivalents — end of the period		$18,536	$45,812	$18,536	$45,812

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity	Expressed in U.S. Dollars ($000s)

		SHARE CAPITAL		RESERVES
	Note	Number	Amount	Share Options and Restricted Share Rights	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total

At January 1, 2021		195,253,243	$719,730	$18,902	$10,951	$(111,441)	$638,142

Options exercised	8 (b)	88,073	446	(94)	-	-	352

Vesting of restricted share rights		349,667	1,463	(1,463)	-	-	-

Acquisition and cancellation of common shares (normal course issuer bid)		(800,366)	(5,039)	-	-	-	(5,039)

Share-based payments		-	-	3,030	-	-	3,030

Share issuance costs		-	(159)	-	-	-	(159)

Total comprehensive income (loss)		-	-	-	13,605	(21,388)	(7,783)

At June 30, 2021		194,890,617	$716,441	$20,375	$24,556	$(132,829)	$628,543

Options exercised	8 (b)	767,688	3,940	(952)	-	-	2,988

Vesting of restricted share rights		646,198	3,492	(3,492)	-	-	-

Acquisition and cancellation of common shares (normal course issuer bid)		(4,651,049)	(29,134)	-	-	-	(29,134)

Share-based payments		-	-	2,972	-	-	2,972

Share issuance costs		-	(64)	-	-	-	(64)

Dividends declared		-	-	-	(3,004)	-	(3,004)

Total comprehensive income (loss)		-	-	-	14,017	(23,680)	(9,663)

At December 31, 2021		191,653,454	$694,675	$18,903	$35,569	$(156,509)	$592,638

Options exercised	8 (b)	516,761	2,778	(555)	-	-	2,223

Vesting of restricted share rights		66,000	373	(373)	-	-	-

Share-based payments		-	-	2,988	-	-	2,988

Share issuance costs		-	(116)	-	-	-	(116)

Dividends declared		-	-	-	(6,060)	-	(6,060)

Total comprehensive income (loss)		-	-	-	48,837	(18,646)	30,191

At June 30, 2022		192,236,215	$697,710	$20,963	$78,346	$(175,155)	$621,864

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

JUNE 30, 2022 | EXPRESSED IN U.S. DOLLARS

1 – Nature of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on August 11, 2022.

2 – Summary of Significant Accounting Policies

A. Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021. The Company’s interim results are not necessarily indicative of its results for a full year.

B. Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C. Foreign Currency Translation

Effective April 1, 2022, the Company reassessed the functional currency of the associate which holds the Hod Maden interest. The assessment was triggered by the forecasted expenditures of the associate, the currency driving those expenditures and the underlying transactions, events, and conditions of the entity. As a result of that assessment, it was determined the functional currency had changed from Turkish Lira to U.S. dollars. As a consequence, the depreciation or appreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden Interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. did not have a material impact on the recognition of currency translations adjustments in other comprehensive income during the three months ended June 30, 2022. In accordance with the standard, the change in functional currency was applied prospectively.

3 – Financial Instruments

A. Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1  |  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2  |  Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.

Level 3  |  Inputs that are unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2022 and December 31, 2021.

As at June 30, 2022:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Short-term Investments

Convertible debt	$1,538	$-	$1,538	$-

Long-term Investments

Common shares held	$17,034	$17,034	$-	$-

Warrants and other	1,794	-	1,794	-

Convertible debt	35,191	-	35,191	-

	$55,557	$17,034	$38,523	$-

As at December 31, 2021:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Long-term Investments

Common shares held	$21,486	$21,486	$-	$-

Warrants and other	1,666	-	1,666	-

Convertible debt	904	-	904	-

	$24,056	$21,486	$2,570	$-

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade and other receivables, loans receivable which are included in investments, and trade and other payables, approximate their carrying values at June 30, 2022 and December 31, 2021 due to their short-term nature. There were no transfers between the levels of the fair value hierarchy during the period ended June 30, 2022 and the year ended December 31, 2021.

B.	Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debenture due from Bear Creek Mining Corporation (“Bear Creek”) and Sandbox Royalties Corp. (“Sandbox”) are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.

C.	Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at June 30, 2022 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $3.1 million and would not have a material impact on other comprehensive income.

D.	Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at June 30, 2022, the Company had cash and cash equivalents of $18.5 million (December 31, 2021 — $16.2 million). Sandstorm holds common shares, convertible debentures, warrants, investments and loans receivable of other companies with a combined fair market value as at June 30, 2022 of $93.2 million (December 31, 2021 — $29.1 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

E.	Other Price Risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of investments are impacted by various underlying factors including commodity prices, the volatility in global markets as a result of COVID-19 and the conflict between Russia and Ukraine. Based on the Company’s investments held as at June 30, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.7 million and would not have a material impact on net income.

4 – Stream, Royalty and Other Interests

A. Carrying Amount

As of and for the six months ended June 30, 2022:

	COST			ACCUMULATED DEPLETION

In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount

Aurizona, Brazil	$11,091	$-	$11,091	$2,867	$171	$-	$3,038	$8,053

Black Fox, Canada	37,818	-	37,818	32,314	1,153	-	33,467	4,351

Bracemac-McLeod, Canada	21,495	-	21,495	21,129	366	-	21,495	-

Chapada, Brazil	69,554	7	69,561	19,845	1,868	-	21,713	47,848

Diavik, Canada	53,134	-	53,134	46,592	1,183	-	47,775	5,359

Fruta del Norte, Ecuador	33,268	-	33,268	3,594	1,236	-	4,830	28,438

Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	5,818

Houndé, Burkina Faso	45,120	-	45,120	13,941	1,103	-	15,044	30,076

Hugo North Extension and Heruga, Mongolia	35,352	-	35,352	-	-	-	-	35,352

Karma, Burkina Faso	26,289	-	26,289	19,026	502	-	19,528	6,761

Mercedes, Mexico	-	37,558	37,558	-	1,325	-	1,325	36,233

Relief Canyon, United States	26,441	-	26,441	7,531	2,621	-	10,152	16,289

Santa Elena, Mexico	23,354	3	23,357	22,202	84	-	22,286	1,071

Vale Royalties, Brazil	117,787	-	117,787	1,444	1,347	-	2,791	114,996

Vatukoula, Fiji	27,590	3,082	30,672	-	1,677	-	1,677	28,995

Yamana silver stream, Argentina	74,252	-	74,252	36,298	6,389	-	42,687	31,565

Other[1]	265,320	(30,982)	234,338	173,249	1,103	665	175,017	59,321

Total[2]	$873,683	$9,668	$883,351	$400,032	$22,128	$665	$422,825	$460,526

1	Includes Mt. Hamilton, Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, Ming, and others.
2	Stream, Royalty and Other Interests includes non-depletable assets of $37.8 million and depletable assets of $422.7 million.

As of and for the year ended December 31, 2021:

	COST			ACCUMULATED DEPLETION

In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Impairment	Ending	Carrying Amount

Aurizona, Brazil	$11,091	$-	$11,091	$2,052	$815	$-	$2,867	$8,224

Black Fox, Canada	37,817	1	37,818	30,426	1,888	-	32,314	5,504

Bracemac-McLeod, Canada	21,495	-	21,495	19,584	1,545	-	21,129	366

Chapada, Brazil	69,554	-	69,554	16,882	2,963	-	19,845	49,709

Diavik, Canada	53,134	-	53,134	43,220	3,372	-	46,592	6,542

Fruta del Norte, Ecuador	33,267	1	33,268	1,290	2,304	-	3,594	29,674

Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	5,818

Houndé, Burkina Faso	45,120	-	45,120	12,331	1,610	-	13,941	31,179

Hugo North Extension and Heruga, Mongolia	35,352	-	35,352	-	-	-	-	35,352

Karma, Burkina Faso	26,289	-	26,289	17,440	1,586	-	19,026	7,263

Relief Canyon, United States	26,441	-	26,441	2,907	4,624	-	7,531	18,910

Santa Elena, Mexico	23,354	-	23,354	21,932	270	-	22,202	1,152

Vale Royalties, Brazil	-	117,787	117,787	-	1,444	-	1,444	116,343

Vatukoula, Fiji	-	27,590	27,590	-	-	-	-	27,590

Yamana silver stream, Argentina	74,252	-	74,252	25,883	10,415	-	36,298	37,954

Other[1]	257,994	7,326	265,320	170,419	2,422	408	173,249	92,071

Total[2]	$720,978	$152,705	$873,683	$364,366	$35,258	$408	$400,032	$473,651

1

Depletion during the year ended December 31, 2021 in the Consolidated Statements of Income (loss) of $35.7 million is comprised of depletion expense for the year of $35.3 million, and $0.4 million from depletion in ending inventory as at December 31, 2020.

2	Includes Mt. Hamilton, Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, Ming, and others.
3	Stream, Royalty and Other Interests includes non-depletable assets of $53.9 million and depletable assets of $419.8 million.

B. Significant Transactions

SANDBOX ROYALTIES

In June 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox for $65 million composed of 34 million common shares of Sandbox at a price of CAD0.70 per share, a $15 million cash payment and a 10-year secured convertible promissory note with a principal amount of $31.4 million. A gain of $22.7 million was recognized by Sandstorm on disposal of the royalties.

Royalties acquired by Sandbox include:

•	Hackett River: 2.0% net smelter return (“NSR”) royalty on the Hackett River silver-zinc-copper development project in Nunavut, Canada owned by Glencore plc;

•	Prairie Creek: 1.2% NSR royalty on the Prairie Creek zinc-silver-lead development project in the Northwest Territories, Canada owned by NorZinc Ltd.;

•	Vittangi: 1.0% NSR royalty on the Vittangi graphite development project in Sweden owned by Talga Group Ltd.;

•	Mason: 0.4% NSR royalty on the Mason copper-gold development project in Nevada, USA owned by Hudbay Minerals Inc.;

•	Converse: 1.0% NSR royalty on the Converse gold development project in Nevada, USA owned by Waterton Global Resource Management LP.; and

•

1.0% NSR royalties on a portion of the Ajax copper-gold project in British Columbia, the Buffelsfontein gold project in South Africa and the Cuiu Cuiu gold project in Brazil, and a 2.0% NSR royalty on the Wiluna uranium project in Australia.

MERCEDES GOLD STREAM

In April 2022, the Company closed its previously announced $60 million financing package of Bear Creek to facilitate its acquisition of the producing Mercedes gold-silver mine (“Mercedes Mine”) in Mexico from Equinox Gold Corp. The financing package included a $37.5 million Gold Stream on the Mercedes Mine and a $22.5 million convertible debenture.

Under the terms of the Gold Stream, beginning in April 2022, Sandstorm agreed to purchase 25,200 ounces of gold over a 3.5 year period (the “Fixed Delivery Term”) and thereafter 4.4% of the gold produced from Mercedes Mine. During the Fixed Delivery Term, Sandstorm will make ongoing per ounce cash payment equal to 7.5% of the spot price of the gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment will increase to 25% of the spot price of the gold.

MING GOLD STREAM

On April 4, 2022, Rambler Metals & Mining PLC exercised its option to repurchase the Ming Gold Stream in exchange for a payment of $6.7 million in cash and 1,150 ounces of gold (the delivery of which is over the course of 18 months). A gain of $0.2 million was recognized by Sandstorm at the time of disposal.

5 – Hod Maden and Other Investments in Associates

The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Hod Maden Interest	Entrée Resources Ltd.	Sandbox Royalties Corp.	Total Investments in Associates

At December 31, 2021	$63,313	$21,276	$-	$84,589

Acquisition and disposal of investment in associate	-	(20,633)	18,643	(1,990)

Capital investment	3,818	-	-	3,818

Company’s share of net loss of associate	(652)	(478)	-	(1,130)

Currency translation adjustments	(13,740)	(165)	-	(13,905)

At June 30, 2022	$52,739	$-	$18,643	$71,382

HOD MADEN INTEREST AND ENTRÉE RESOURCES LTD.

In July 2022, the Company entered into a number of definitive agreements with Royalty North Partners Ltd. (to be renamed “Horizon Copper” or “Horizon”). The agreements are a continuation of the letters of intent signed in February and May 2022, which contemplate, among other transactions, the sale of the Company’s 30% interest in Hod Maden, its equity interest in Entrée Resources Ltd. and the contribution of $10 million in cash to Horizon Copper. In consideration, Sandstorm will receive a Gold Stream on Hod Maden and a portion of debt and equity in Horizon Copper. The transaction is subject to various closing conditions and is expected to close in the second half of 2022.

In contemplation of these arrangements, on May 26, 2022, the Company sold its equity interest in Entrée Resources Ltd. to Horizon Copper in consideration for a $33.8 million promissory note. As a result, the Company recognized a gain of $12.5 million on the disposal of its investment in associate.

SANDBOX ROYALTIES CORP.

On June 28, 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox as further discussed in note 4(b). As a result of this transaction, Sandstorm’s position on a fully diluted basis is greater than 20%. As a result of this ownership position, the Company concluded that it has significant influence over Sandbox and as such, it is accounted for under the equity method. As at June 30, 2022, this position represents approximately 20.1% of the common shares of Sandbox on a non-diluted basis. The initial cost of the associate includes the fair value of the common shares held. The Company records its share of Sandbox’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.

6 – Investments

As of and for the six months ended June 30, 2022:

In $000s	Jan.1, 2022	Additions	Disposals	Transfers	Fair Value Adjustment	Interest Revenue	Jun. 30, 2022

Short-term investments

Convertible debt instruments[1]	$-	$-	$-	$1,538	$-	$-	$1,538

Loans receivable[3]	5,001	-	(1,420)	-	-	170	3,751

Total short-term investments	$5,001	$-	$(1,420)	$1,538	$-	$170	$5,289

Non-current investments

Common shares[2]	$21,486	$5,525	$(3,503)	$-	$(6,474)	$-	$17,034

Warrants and other[1]	1,666	-	-	-	128	-	1,794

Convertible debt instruments[1]	904	36,623	-	(1,538)	(798)	-	35,191

Loans receivable[3]	-	33,781	-	-	-	113	33,894

Total non-current investments	$24,056	$75,929	$(3,503)	$(1,538)	$(7,144)	$113	$87,913

Total investments	$29,057	$75,929	$(4,923)	$-	$(7,144)	$283	$93,202

1	Fair value adjustment recorded within Net Income (loss) for the period.
2	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3	Interest revenue recorded within Net Income (loss) for the period.

In April 2022, the Company closed its previously announced financing package of Bear Creek. The financing package included a $22.5 million convertible debenture which bears an interest rate of 6% per annum and has a term of three years, which is measured at fair value through profit or loss. The transaction is further discussed in note 4(b).

On May 26, 2022, the Company sold its equity interest in Entrée Resources Ltd. to Horizon Copper in consideration for a $33.8 million promissory note. The note is measured at amortized cost. The transaction is further discussed in note 5.

In June 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox, as further discussed in note 4(b). The secured convertible promissory note, which is measured at fair value through profit and loss, has a principal amount of $31.4 million payable in 10 years, with a fair value at June 30, 2022 of $14.3 million.

As of and for the six months ended June 30, 2021:

In $000s	Jan. 1, 2021	Additions	Disposals	Transfers	Fair Value Adjustment	Interest Revenue	Jun. 30, 2021

Short-term investments

Convertible debt instruments[1]	$1,852	$-	$(1,447)	$-	$(405)	$-	$-

Loans receivable[3]	15	-	-	4,986	-	-	5,001

Total short-term investments	$1,867	$-	$(1,447)	$4,986	$(405)	$-	$5,001

Non-current investments

Common shares[2]	$28,416	$16,916	$(15,874)	$-	$(7,152)	$-	$22,306

Vale royalties financial instrument	-	-	(5,887)	-	5,887	-	-

Warrants and other[1]	1,143	-	(25)	-	845	-	1,963

Convertible debt instruments[1]	15,525	-	(12,470)	-	(2,085)	-	970

Loans receivable[3]	5,001	-	(189)	(4,986)	-	174	-

Total non-current investments	$50,085	$16,916	$(34,445)	$(4,986)	$(2,505)	$174	$25,239

Total investments	$51,952	$16,916	$(35,892)	$-	$(2,910)	$174	$30,240

1	Fair value adjustment recorded within Net Income (loss) for the period.
2	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3	Interest revenue recorded within Net Income (loss) for the period.

7 – Other Long Term Assets

In $000s	As at June 30, 2022	As at December 31, 2021

Right of use asset, net of amortization	$2,117	$2,179

Deferred financing costs	2,476	2,616

Other	3,040	163

Total other long-term assets	$7,633	$4,958

8 – Share Capital and Reserves

A. Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 6, 2023, to purchase up to 18.9 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

The Company’s at-the-market equity program expired in May 2022, without any shares being issued under the program.

The Company declared a dividend of CAD0.02 per share on March 31, 2022. The full amount of the dividend was paid in cash in April 2022. The Company declared a dividend of CAD0.02 per share on June 30, 2022. The full amount of the dividend was recorded as a payable and included within trade and other payables as at June 30, 2022.

B. Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)[1]

Options outstanding at December 31, 2020	9,127,103	7.33

Granted	2,968,000	7.18

Exercised	(855,761)	(4.96)

Options outstanding at December 31, 2021	11,239,342	7.47

Exercised	(516,761)	(5.37)

Expired	(2,250)	(15.00)

Options outstanding at June 30, 2022	10,720,331	7.56

1	For options which were exercisable in British Pounds Sterling, the exercise price was translated to Canadian Dollars (“CAD”) using the period end exchange rate.

The weighted average remaining contractual life of the options as at June 30, 2022 was 2.87 years (year ended December 31, 2021 — 3.26 years). The weighted average share price, at the time of exercise, for those shares that were exercised during the six months ended June 30, 2022 was CAD8.51 per share (year ended December 31, 2021 — CAD7.74).

A summary of the Company’s options as of June 30, 2022 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (CAD)

2022	598,332	598,332	5.50

2023	2,914,999	2,914,999	5.92

2024	1,427,000	951,338	8.89

2025	2,812,000	937,340	9.43

2026	2,968,000	-	7.18

	10,720,331	5,402,009	7.01[1]

1	Weighted average exercise price of options that are exercisable.

C. Restricted Share Rights

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.

As of June 30, 2022, the Company had 1,926,500 RSRs outstanding.

D.	Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Net income for the period	$39,696	$8,636	$48,837	$13,605

Basic weighted average number of shares	192,228,171	194,749,838	192,072,381	194,858,640

Basic earnings per share	$0.21	$0.04	$0.25	$0.07

Effect of dilutive securities

Stock options	1,513,459	2,151,911	1,456,621	1,859,750

Restricted share rights	1,655,194	2,106,227	1,668,904	2,191,806

Diluted weighted average number of common shares	195,396,824	199,007,976	195,197,906	198,910,196

Diluted earnings per share	$0.20	$0.04	$0.25	$0.07

The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD9.07 during the three months ended June 30, 2022 (June 30, 2021 — CAD9.94) or CAD8.90 during the six months ended June 30, 2022 (June 30, 2021 — CAD9.24).

	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Stock options	2,812,000	2,814,250	4,240,094	4,241,250

9 – Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Income before income taxes	$44,334	$13,182	$58,201	$22,279

Canadian federal and provincial income tax rates	27%	27%	27%	27%

Income tax expense based on the above rates	$11,970	$3,559	$15,714	$6,015

Increase (decrease) due to:

Non-deductible expenses and permanent differences	$404	$413	$809	$820

Non-taxable portion of capital gain or loss	(3,806)	20	(3,777)	308

Withholding taxes	868	579	1,636	916

Change in unrecognized temporary differences and other	(4,798)	(25)	(5,018)	615

Income tax expense	$4,638	$4,546	$9,364	$8,674

10 – Administration and Project Evaluation Expenses

The administration expenses for the Company are as follows:

In $000s	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Corporate administration	$1,002	$936	$1,725	$1,724

Employee benefits and salaries	2,537	529	3,219	1,061

Professional fees	323	266	618	526

Administration expenses before share-based compensation	$3,862	$1,731	$5,562	$3,311

Equity settled share-based compensation (a non-cash expense)	793	810	1,590	1,611

Total administration expenses	$4,655	$2,541	$7,152	$4,922

Project evaluation expenses for the three months ended June 30, 2022 consists of employee benefits and salaries of $3.6 million (2021 — $0.7 million), share based compensation of $0.7 million (2021 — $0.7 million), and other of $0.3 million (2021 — $1.7 million). Project evaluation expenses for the six months ended June 30, 2022 consists of employee benefits and salaries of $4.4 million (2021 — $1.2 million), share based compensation of $1.4 million (2021 — $1.4 million), and other of $0.3 million (2021 – $1.9 million).

11 – Supplemental Cash Flow Information

In $000s	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Change in non-cash working capital:

Trade receivables and other	$4,171	$1,010	$783	$385

Trade and other payables	7,125	1,424	6,135	2,791

Net increase in cash	$11,296	$2,434	$6,918	$3,176

Significant non-cash transactions:

Financial instrument received on disposal of stream, royalty and other interests	$14,123	$-	$14,123	$-

Investment in associate received on disposal of stream, royalty and other interests	18,564	-	18,564	-

Financial instrument received on disposal of investment in associate	33,781	-	33,781	-

Common shares received in consideration of a convertible debenture payment	-	-	-	13,690

12 – Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Jun. 30, 2022	3 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021

Salaries and benefits	$368	$353	$739	$696

Share-based payments	1,073	1,098	2,133	2,195

Total key management compensation expense	$1,441	$1,451	$2,872	$2,891

13 – Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)[1]

Black Fox	8%	$577

Chapada[2]	4.2%	30% of copper spot price

Entrée[3,4]	5.62% on Hugo North Extension and 4.26% on Heruga	$220

Karma	1.625%	20% of gold spot price

Mercedes[5]	25,200 ounces over 3.5 years and 4.4% thereafter	Varies

Relief Canyon[6]	32,022 ounces over 5.5 years and 4% thereafter	Varies

Santa Elena	20%	$473

Vatukoula[7]	25,920 ounces over 5.5 years and 2.9% thereafter	20% of gold spot price

Yamana silver stream[8]	20%	30% of silver spot price

1	Subject to an annual inflationary adjustment.
2

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

3

For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

4

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

5

Under the terms of the Mercedes stream, after receipt of 25,200 gold ounces (the cost of which is 7.5% of the spot price), the Company is entitled to purchase 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold.

6

For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

7

Under the terms of the Vatukoula stream, after receipt of 25,920 gold ounces (the cost of which is 20% of the spot price), the Company is entitled to purchase 2.9% for the first 100,000 ounces of gold produced in a calendar year, and 2.55% for the volume of production above 100,000 ounces.

8

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

Sandstorm entered into an agreement to subscribe for shares of Americas Gold in an amount up to $5.4 million in the remainder of 2022, at the option of Americas Gold.

As of June 30, 2022, the Company had signed a 10 year lease for office space which commences in the second quarter of 2023. A portion of this space will be sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are $15.0 million over the lease term.

14 – Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended June 30, 2022:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Gain on disposal of stream, royalty and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Aurizona, Brazil	Gold	$-	$1,405	$-	$74	$-	$1,331	$1,755

Black Fox, Canada	Gold	1,453	-	443	626	-	384	1,011

Bracemac-McLeod, Canada[1]	Various	-	956	-	170	-	786	1,298

Chapada, Brazil	Copper	4,628	-	1,392	786	-	2,450	3,236

Diavik, Canada	Diamonds	-	2,313	-	442	-	1,871	2,763

Fruta del Norte, Ecuador	Gold	-	1,904	-	616	-	1,288	1,292

Houndé, Burkina Faso	Gold	-	1,869	-	652	-	1,217	1,513

Karma, Burkina Faso	Gold	482	-	95	218	-	169	387

Mercedes, Mexico	Gold	2,205	-	164	1,325	-	716	2,041

Relief Canyon, United States	Gold	2,705	-	-	1,250	-	1,455	2,705

Santa Elena, Mexico	Gold	2,722	-	679	82	-	1,961	2,313

Vale Royalties, Brazil	Iron Ore	-	2,050	-	622	-	1,428	4,529

Vatukoula, Fiji	Gold	1,329	-	265	671	-	393	1,063

Yamana silver stream, Argentina	Silver	7,383	-	2,218	2,827	-	2,338	5,167

Other[2]	Various	898	1,666	-	656	(22,937)	24,845	2,743

Total Segments		$23,805	$12,163	$5,256	$11,017	$(22,937)	$42,632	$33,816

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$(9,209)	$(7,605)

Foreign exchange gain		-	-	-	-	-	445	-

Loss on revaluation of investments		-	-	-	-	-	(844)	-

Finance (expense) income, net		-	-	-	-	-	(506)	(117)

Gain on disposal of investment in associate		-	-	-	-	(12,490)	12,490	-

Other		-	-	-	-	674	(674)	7,104

Total Corporate		$-	$-	$-	$-	$(11,816)	$1,702	$(618)

Consolidated		$23,805	$12,163	$5,256	$11,017	$(34,753)	$44,334	$33,198

1	Royalty revenue from Bracemac-McLeod consists of $0.4 million from copper and $0.6 from zinc.
2

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, HM Claim, Triangle Zone, Ming and others. Includes royalty revenue from royalty interests located in Canada of $1.1 million, Mexico of $0.4 million, Argentina of $0.2 million and other of $0.9 million. Includes royalty revenue from gold of $2.5 million and other base metals of $0.1 million.

For the three months ended June 30, 2021:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Gain on revaluation of Vale Royalties financial instrument	Income (loss) before taxes	Cash flows from operating activities

Aurizona, Brazil	Gold	$-	$1,766	$-	$158	$-	$1,608	$2,296

Black Fox, Canada	Gold	677	-	214	309	-	154	463

Bracemac-McLeod, Canada[1]	Various	-	1,298	-	364	-	934	1,161

Chapada, Brazil	Copper	2,463	-	696	478	-	1,289	1,767

Diavik, Canada	Diamonds	-	1,138	-	1,230	-	(92)	1,148

Fruta del Norte, Ecuador	Gold	-	1,694	-	419	-	1,275	850

Houndé, Burkina Faso	Gold	-	1,392	-	730	-	662	1,308

Karma, Burkina Faso	Gold	567	-	116	270	-	181	451

Relief Canyon, United States	Gold	2,656	-	-	1,096	-	1,560	2,656

Santa Elena, Mexico	Gold	3,003	-	781	84	-	2,138	2,222

Vale Royalties, Brazil	Iron Ore	-	198	-	40	(5,887)	6,045	-

Yamana silver stream, Argentina	Silver	7,605	-	2,281	3,049	-	2,275	5,325

Other[2]	Various	516	1,473	-	584	-	1,405	2,448

Total Segments		$17,487	$8,959	$4,088	$8,811	$(5,887)	$19,434	$22,095

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$(5,633)	$(3,987)

Foreign exchange loss		-	-	-	-	-	(103)	-

Gain on revaluation of investments		-	-	-	-	-	149	-

Finance (expense) income, net		-	-	-	-	-	(480)	42

Other		-	-	-	-	-	(185)	1,848

Total Corporate		$-	$-	$-	$-	$-	$(6,252)	$(2,097)

Consolidated		$17,487	$8,959	$4,088	$8,811	$(5,887)	$13,182	$19,998

1	Royalty revenue from Bracemac-McLeod consists of $0.7 million from copper and $0.6 million from zinc.
2

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, HM Claim, Triangle Zone, Ming and others. Includes royalty revenue from royalty interests located in Canada of $1.1 million, Argentina of $0.4 million and other of $0.5 million. Includes revenue from gold of $1.8 million and other base metals of $0.2 million.

For the six months ended June 30, 2022:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments	Gain on disposal of stream, royalty and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Aurizona, Brazil	Gold	$-	$3,274	$-	$171	$-	$-	$3,103	$4,724

Black Fox, Canada	Gold	2,660	-	811	1,153	-	-	696	1,849

Bracemac-McLeod, Canada[1]	Various	-	2,297	-	366	-	-	1,931	2,557

Chapada, Brazil	Copper	10,754	-	3,231	1,868	-	-	5,655	7,523

Diavik, Canada	Diamonds	-	5,208	-	1,183	-	-	4,025	5,408

Fruta del Norte, Ecuador	Gold	-	3,566	-	1,236	-	-	2,330	2,405

Houndé, Burkina Faso	Gold	-	3,108	-	1,103	-	-	2,005	1,513

Karma, Burkina Faso	Gold	1,112	-	220	502	-	-	390	892

Mercedes, Mexico	Gold	2,205	-	164	1,325	-	-	716	2,041

Relief Canyon, United States	Gold	5,795	-	-	2,621	-	-	3,174	5,795

Santa Elena, Mexico	Gold	2,802	-	699	84	-	-	2,019	2,043

Vale Royalties, Brazil	Iron Ore	-	5,078	-	1,347	-	-	3,731	4,529

Vatukoula, Fiji	Gold	3,287	-	654	1,677	-	-	956	2,633

Yamana silver stream, Argentina	Silver	15,924	-	4,772	6,389	-	-	4,763	11,154

Other[2]	Various	1,281	2,982	-	1,103	665	(23,437)	25,932	4,578

Total Segments		$45,820	$25,513	$10,551	$22,128	$665	$(23,437)	$61,426	$59,644

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(13,275)	$(10,058)

Foreign exchange gain		-	-	-	-	-	-	403	-

Loss on revaluation of investments		-	-	-	-	-	-	(670)	-

Finance (expense) income, net		-	-	-	-	-	-	(1,041)	(165)

Gain on disposal of investment in associate		-	-	-	-	-	(12,490)	12,490	-

Other		-	-	-	-	-	1,132	(1,132)	6,139

Total Corporate		$-	$-	$-	$-	$-	$(11,358)	$(3,225)	$(4,084)

Consolidated		$45,820	$25,513	$10,551	$22,128	$665	$(34,795)	$58,201	$55,560

1	Royalty revenue from Bracemac-McLeod consists of $0.9 million from copper and $1.4 million from zinc.
2

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, HM Claim, Triangle Zone, Ming and others. Includes revenue from interests located in Canada of $1.9 million, Mexico of $0.8 million, Argentina of $0.5 million and other of $1.1 million. Includes revenue from gold of $4.1 million and other base metals of $0.2 million.

For the six months ended June 30, 2021:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Gain on revaluation of Vale Royalties financial instrument	Stream, royalty and other interests impairments	Income (loss) before taxes	Cash flows from operating activities

Aurizona, Brazil	Gold	$-	$4,597	$-	$425	$-	$-	$4,172	$5,127

Black Fox, Canada	Gold	1,802	-	569	823	-	-	410	1,233

Bracemac-McLeod, Canada[1]	Various	-	3,037	-	772	-	-	2,265	2,360

Chapada, Brazil	Copper	7,063	-	2,078	1,437	-	-	3,548	4,985

Diavik, Canada	Diamonds	-	2,263	-	2,030	-	-	233	2,273

Fruta del Norte, Ecuador	Gold	-	3,250	-	969	-	-	2,281	1,994

Houndé, Burkina Faso	Gold	-	2,123	-	1,071	-	-	1,052	3,428

Karma, Burkina Faso	Gold	2,805	-	574	1,333	-	-	898	2,231

Relief Canyon, United States	Gold	4,610	-	-	1,914	-	-	2,696	4,610

Santa Elena, Mexico	Gold	5,407	-	1,417	155	-	-	3,835	4,069

Vale Royalties, Brazil	Iron Ore	-	198	-	40	(5,887)	-	6,045	-

Yamana silver stream, Argentina	Silver	16,011	-	4,800	6,460	-	-	4,751	11,211

Other[2]	Various	1,373	2,904	-	1,304	-	408	2,565	4,636

Total Segments		$39,071	$18,372	$9,438	$18,733	$(5,887)	$408	$34,751	$48,157

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(9,388)	$(6,114)

Foreign exchange loss		-	-	-	-	-	-	(162)	-

Loss on revaluation of investments		-	-	-	-	-	-	(1,645)	-

Finance (expense) income, net		-	-	-	-	-	-	(780)	68

Other		-	-	-	-	-	-	(497)	1,609

Total Corporate		$-	$-	$-	$-	$-	$-	$(12,472)	$(4,437)

Consolidated		$39,071	$18,372	$9,438	$18,733	$(5,887)	$408	$22,279	$43,720

1	Royalty revenue from Bracemac-McLeod consists of $1.5 million from copper and $1.5 million from zinc.
2

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, HM Claim, Triangle Zone, Ming and others. Includes royalty revenue from royalty interests located in Canada of $2.5 million, Argentina of $0.6 million and other of $1.2 million. Includes revenue from gold of $4.0 million and other base metals of $0.3 million.

Total assets as of:

In $000s	June 30, 2022	December 31, 2021

Aurizona	$9,503	$11,124

Black Fox	4,351	5,504

Bracemac-McLeod	463	1,089

Chapada	47,848	49,709

Diavik	6,359	7,742

Fruta del Norte	30,128	31,174

Hod Maden[1]	58,557	69,131

Houndé	30,929	31,179

Hugo North Extension and Heruga[2]	35,352	56,628

Karma	6,761	7,263

Mercedes	36,233	-

Relief Canyon	16,289	18,910

Santa Elena	1,071	1,152

Vale Royalties	118,946	120,543

Vatukoula	28,995	27,716

Yamana silver stream	31,565	37,954

Other[3]	60,376	93,221

Total Segments	$523,726	$570,039

Corporate:

Cash and cash equivalents	$18,536	$16,166

Investments	93,202	29,057

Other assets	27,275	5,596

Total Corporate	$139,013	$50,819

Consolidated	$662,739	$620,858

1

Includes royalty interest of $5.8 million and investment in associate of $52.7 million at June 30, 2022. Includes royalty interest of $5.8 million and investment in associate of $63.3 million at December 31, 2021.

2	Includes Stream interest of $35.4 million at June 30, 2022. Includes Stream interest of $35.4 million and investment in associate of $21.3 million at December 31, 2021.
3

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Mt. Hamilton, Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, Triangle Zone, Ming, and others.

15 – Subsequent Events

Nomad Acquisition

In May 2022, the Company and Nomad Royalty Company Ltd. (“Nomad”) entered into a definitive agreement whereby Sandstorm agreed to acquire all of the issued and outstanding common shares of Nomad pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Nomad Acquisition”). Pursuant to the terms of the Nomad Acquisition, Nomad shareholders will receive consideration of 1.21 Sandstorm common shares for each Nomad common share held. Having received the approval of both sets of shareholders, the Nomad Acquisition is expected to close in August 2022 (subject to receipt of all applicable court approvals and other customary conditions). Nomad is a high-growth precious metals-focused royalty company with a portfolio of 20 royalty and stream assets, of which seven are on currently producing mines.

BaseCore Royalty Package

In July 2022, the Company closed its previously announced agreement to acquire nine royalties and one stream from BaseCore Metals LP (“BaseCore”) for $425 million in cash and approximately 13.5 million common shares of Sandstorm. The royalty package includes exposure to high quality, long-life assets consisting of 10 royalty and stream interests, of which three are on currently producing assets. Concurrent with the BaseCore transaction, Sandstorm entered into an agreement with Horizon Copper to sell a portion of the Antamina copper royalty acquired in the BaseCore acquisition. In consideration, Sandstorm will receive a debenture of between $105 million to $150 million (dependent on the size of the equity raise), $20 million to $50 million in cash (dependent on the size of the equity raise), a non-controlling equity interest and a silver stream on the asset. The sale is subject to a number of conditions, including but not limited to, Horizon securityholder approval and Horizon meeting minimum equity raise requirements. The transaction is expected to close in the second half of 2022.

Credit Facility

In July 2022, Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $500 million with an additional uncommitted accordion of up to $125 million, for a total of up to $625 million (the “Revolving Loan”). The accordion of up to $125 million is subject to the satisfaction of the closing conditions for the Nomad Acquisition. The facility maintains its sustainability-linked performance targets and incentive pricing. Subsequent to June 30, 2022, the Company drew down $422 million on the Revolving Loan, of which $6 million was subsequently repaid.

The amounts drawn on the Revolving Loan are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant has increased to 4.75x, with step downs to 4.00x after five quarters. The Revolving Loan matures in October 2025, subject to an extension based on mutual consent of the parties.